    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 8, 1997.


                                                      REGISTRATION NO. 333-28987
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                                AMENDMENT NO. 2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                               AEHR TEST SYSTEMS
             (Exact name of Registrant as specified in its charter)

          CALIFORNIA                          3825                          94-2424084
   (State of incorporation)       (Primary Standard Industrial           (I.R.S. Employer
                                   Classification Code Number)        Identification Number)

                              1667 PLYMOUTH STREET
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (415) 691-9400
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                            ------------------------

                                 GARY L. LARSON
             VICE PRESIDENT OF FINANCE AND CHIEF FINANCIAL OFFICER
                               AEHR TEST SYSTEMS
                              1667 PLYMOUTH STREET
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (415) 691-9400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

            MARIO M. ROSATI                        DENNIS C. SULLIVAN
          MICHAEL J. DANAHER                          DAVID A. HUBB
   WILSON SONSINI GOODRICH & ROSATI           GRAY CARY WARE & FREIDENRICH
       Professional Corporation                A Professional Corporation
          650 Page Mill Road                       400 Hamilton Avenue
   Palo Alto, California 94304-1050         Palo Alto, California 94301-1825
            (415) 493-9300                           (415) 328-6561

                            ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

   AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE
                  AND THE UNDERWRITING AGREEMENT IS EXECUTED.

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                              PROPOSED
                                                                             PROPOSED          MAXIMUM
                                                             AMOUNT           MAXIMUM         AGGREGATE        AMOUNT OF
                TITLE OF EACH CLASS OF                        TO BE       OFFERING PRICE      OFFERING       REGISTRATION
              SECURITIES TO BE REGISTERED                 REGISTERED(1)    PER SHARE(2)       PRICE(2)            FEE
Common Stock, $0.01 par value per share................     3,795,000         $11.00         $41,745,000        $12,650

(1) Includes 495,000 shares issuable upon exercise of an option granted by the Selling Shareholders to the Underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a).
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 8, 1997


                                3,300,000 SHARES

                                     [LOGO]
                                  COMMON STOCK
                                 --------------

    Of the 3,300,000 shares of Common Stock offered hereby, 2,200,000 shares are being sold by Aehr Test Systems ("Aehr Test" or the "Company") and 1,100,000 shares are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."

    Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $9.00 and $11.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company's Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "AEHR".

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING AT PAGE 6.
                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                               PROCEEDS TO
                                     PRICE TO          UNDERWRITING        PROCEEDS TO           SELLING
                                      PUBLIC           DISCOUNT (1)        COMPANY (2)         SHAREHOLDERS
--------------------------------------------------------------------------------------------------------------
Per Share.....................          $                   $                   $                   $
Total (3).....................          $                   $                   $                   $
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

(1) See "Underwriting," for information concerning indemnification of the Underwriters and other information.

(2) Before deducting expenses of the offering payable by the Company estimated at $900,000.

(3) Certain of the Selling Shareholders have granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 495,000 additional shares of Common Stock for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Proceeds to Selling
    Shareholders will be $       , $       and $       , respectively. See
    "Underwriting."

                              -------------------

    The shares of Common Stock are offered severally by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of the certificates representing the
shares will be made against payment on or about             , 1997 at the office
of Oppenheimer & Co., Inc., Oppenheimer Tower, World Financial Center, New York, New York 10281.

                              -------------------

OPPENHEIMER & CO., INC.                                  NEEDHAM & COMPANY, INC.

               The date of this Prospectus is              , 1997

                               FRONT INSIDE COVER

TITLE:     DiePak
           Known Good Die Solutions

TEXT: Aehr Test Systems' DiePak-Registered Trademark- carrier is a reusable, temporary package designed to enable IC manufacturers to perform cost-effective final test and burn-in of bare die using the same test and burn-in systems used for packaged ICs.

[Exploded DIAGRAM of a DiePak test fixture, including textual descriptions of "Bare Die," "Open DiePak Carrier," "DiePak Socket," "Loaded DiePak Carrier in
Socket" and "Section of a Test Fixture."

[PHOTOGRAPH of a Multichip Module (textually described as "Memory MCM"), two
DiePak Carriers (described as same) and four Bare and Packaged dies (textually described as "Memory Die," "Memory Package," "Microcontroller Package" and
"Microcontroller Die.")]

CAPTION: IC manufacturers have traditionally packaged their die in plastic or ceramic packages. By using bare die directly in multichip modules (MCMs), electronics manufacturers can improve performance and substantially reduce size.

[ARTWORK: Substrate for DiePak.]

[Aehr Test Systems Logo.]

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES, INCLUDING SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION, OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE SHARES ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

    DiePak-Registered Trademark-, Aehr Test and the Aehr Test Systems logo are trademarks of the Company. This Prospectus also includes trademarks of companies other than the Company.

                              FRONT COVER FOLD-OUT

TITLE:             MTX Parallel Test Systems

TEXT:              Aehr Test Systems' MTX Massively Parallel Test System, which processes thousands of devices simultaneously, is designed to reduce the cost of memory testing by performing many of the time-consuming tests traditionally performed by lower-throughput, higher-cost memory testers.

[PHOTOGRAPH: MTX Parallel Test Systems]

CAPTION:           MTX Massively Parallel Test Systems on the Siemens, Dresden production floor.

[PHOTOGRAPH: MTX Performance Test Board installed in an MTX System]

CAPTION:           The MTX can hold 30 test fixtures and up to 7,680 memory devices.

[PHOTOGRAPH: DiePak carriers installed in sockets on a test fixture]

CAPTION:           MTX test fixtures also can support Aehr Test Systems DiePak carriers.

[FLOW DIAGRAM: Traditional Process Flow]
TEXT IN DIAGRAM:   Traditional Process Flow
                   Device Assembly and Packaging
                   Pre Burn-in Test
                   --DC Parametrics Test
                   --Gross Functional Test
                   Monitored Burn-in
                   --Dynamic Stressing
                   --Long Functional Test
                   Final Test
                   --DC Parametrics Test
                   --AC Parametrics Test
                   --Speed Sort
                   --Pattern Sensitivity Test
                   --High-Speed Functional Test
                   --Data Retention Test
                   --Refresh Test
                   Ship Packaged Devices

[FLOW DIAGRAM: Aehr Test Systems Parallel Test Process Flow]
TEXT IN DIAGRAM:   Aehr Test Systems Parallel Test Process Flow
                   Device Assembly and Packaging
                   Pre Burn-in Test
                   --DC Parametrics Test
                   --AC Parametrics Test
                   Aehr Test Systems Massively Parallel Test
                   --Dynamic Stressing
                   --Long Functional Test
                   --Pattern Sensitivity Test
                   --High-speed Functional Test
                   --Data Retention Test
                   --Refresh Test
                   Final Test
                   --DC Parametrics Test
                   --AC Parametrics Test
                   --Speed Sort
                   Ship Packaged Devices

TEXT:              Transferring tests to the MTX system can enable Aehr Test Systems' customers to reduce the required number of traditional memory testers.

[PHOTOGRAPH: MTX Driver Boards and Pattern Generators installed in MTX system]

CAPTION:           MTX driver and pattern generator electronics

[PHOTOGRAPH: MTX operator interface showing typical information display]

CAPTION:           The MTX operator interface

[Aehr Test Systems LOGO.]

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE NOTED HEREIN, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS. DISCUSSIONS CONTAINING SUCH FORWARD-LOOKING STATEMENTS MAY BE FOUND IN THE MATERIAL SET FORTH BELOW AND UNDER "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS IN THE PROSPECTUS GENERALLY. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING WITHOUT LIMITATION THE RISK FACTORS SET FORTH BELOW AND THE MATTERS SET FORTH IN THE PROSPECTUS GENERALLY.

                                  THE COMPANY

    Aehr Test develops, manufactures and sells systems which are designed to reduce the cost of testing Dynamic Random Access Memory ("DRAMs") and other memory devices, and products which are designed to enable integrated circuit manufacturers to perform test and burn-in of bare die. Leveraging its expertise as a long-time leading provider of burn-in equipment, with over 2,000 systems installed world-wide, the Company has developed and introduced two innovative product families, the MTX system and the DiePak carrier. The MTX is a massively parallel test system capable of processing thousands of memory devices simultaneously. The DiePak carrier is a reusable, temporary package that enables integrated circuit ("IC") manufacturers to perform cost-effective final test and burn-in of bare die. The Company also offers systems that perform reliability screening, or burn-in, of complex logic and memory devices.

    The semiconductor industry is intensely competitive. IC manufacturers compete on the basis of price, performance and increasingly, for applications such as notebook PCs and portable phones, "form factor" or size. Price competition is especially severe for high volume ICs such as DRAMs. In 1996, for example, prices for 16Mb DRAMs fell from approximately $50 to approximately $10 per device. The continuing price competition motivates IC manufacturers to reduce production costs, including test costs, wherever possible. According to Dataquest, as of 1997 final test costs represent approximately 8.5% of total manufacturing costs for 64Mb DRAMs. The competitive factors affecting the semiconductor industry also have encouraged the emergence of new IC packaging and interconnect technologies, including the use of unpackaged or "bare" die mounted directly on a multichip module or printed circuit board. Using bare die dramatically reduces the form factor of a system's IC components. For example, a packaged microprocessor is typically four to five times the size of the bare die, and a packaged memory device is typically twice the size of the bare die. Using bare die also can improve product performance by increasing system operating speed and reducing power consumption and potentially could save costs associated with packaging ICs. The widespread use of bare die has been restricted by the absence of a cost-effective means of performing final test and burn-in.


    The MTX massively parallel test system is designed to reduce the cost of memory testing by performing both test and burn-in on thousands of devices simultaneously, including DRAMs, Synchronous DRAMs ("SDRAMs") and Static Random Access Memory ("SRAMs"). IC manufacturers can optimize the final test process by transferring many time-consuming tests to the MTX system and using lower-throughput, higher-cost memory testers to perform only the high accuracy test functions for which they are most effective. The Company believes that this "mix and match" strategy can enable IC manufacturers to reduce the required number of conventional memory testers and, as a result, substantially reduce capital and operating costs. Siemens has purchased production quantities of MTX systems from the Company, and other leading IC manufacturers have purchased units for evaluation. Sales of MTX systems and related products represented less than 30% of the Company's total net sales for fiscal 1996 and approximately 60% of total net sales for fiscal 1997.


    The DiePak product line includes the DiePak carriers, which are reusable, temporary packages that hold bare die, as well as sockets which are used to connect the carriers to test fixtures for test and burn-in. Using the DiePak carrier, IC manufacturers can perform final test and burn-in of bare die using many of the same systems they use for packaged ICs. The DiePak carrier thus can enable IC manufacturers to supply to their customers "known good die" that meet the same reliability specifications as packaged die. Motorola, Inc. is using the DiePak carrier in volume production, and other leading IC manufacturers have purchased DiePak carriers for evaluation. Production sales of DiePak products have only recently begun and have not represented a material amount of total net sales in any fiscal year.

    The Company's current burn-in products consist of the MAX and ATX product families. The Company believes that its burn-in systems provide accurate and reliable burn-in for complex logic and memory ICs. The Company manufactures and sells test fixtures, including performance test boards for use with the MTX system and, burn-in boards for use with burn-in systems. The test fixtures hold the ICs and provide the electrical interface between the system and the ICs undergoing burn-in or test.

    The Company assembles its products from components and parts manufactured by others. Final assembly and test are performed at the Company's principal facility, located in Mountain View, California, and at a Tokyo facility operated by its Japanese subsidiary. The Company's strategy is to use in-house manufacturing only when necessary to protect a proprietary process or if a significant improvement in quality, cost or lead time can be achieved.

    The Company markets and sells its products in the United States through a combination of a direct sales force and independent sales representatives. The Company markets and sells its products in Japan, Germany, Austria, Switzerland and the Benelux countries through its subsidiaries' direct sales forces, and in other countries through a network of independent distributors and sales representatives.

                                  THE OFFERING


Common Stock offered by:
  The Company........................................  2,200,000 shares
  Selling Shareholders...............................  1,100,000 shares
Common Stock to be outstanding after the Offering....  6,495,522 shares(1)
Use of proceeds .....................................  Repayment of debt, capital expenditures, and general corporate purposes, including
                                                       working capital and potential
                                                       acquisitions. See "Use of Proceeds."
Nasdaq National Market symbol........................  AEHR


------------------------


(1) Excludes (i) 1,341,350 shares reserved for issuance under the Company's stock option plans, of which 759,350 shares were subject to outstanding options as of May 31, 1997, at a weighted average exercise price of $4.01 per share and (ii) 300,000 shares reserved for issuance under the Company's 1997 Employee Stock Purchase Plan. Subsequent to May 31, 1997, options to purchase an additional 46,750 shares were granted and are outstanding at an exercise price of $7.50 per share. See "Management--Stock Plans" and Note 8 of Notes to Consolidated Financial Statements.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     YEAR ENDED MAY 31,
                                                                   -------------------------------------------------------
                                                                     1993       1994       1995       1996        1997
                                                                   ---------  ---------  ---------  ---------  -----------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
  Net sales......................................................  $  24,529  $  23,204  $  23,257  $  33,234   $  42,020
  Income (loss) from operations..................................     (2,387)    (4,198)    (2,080)     2,536       3,684
  Income (loss) before income taxes and minority interest in
    subsidiary...................................................     (2,799)    (4,518)    (2,166)     1,531       2,542
  Income tax expense (benefit)...................................        185         17         10        130        (773)
  Net income (loss)..............................................     (2,809)    (4,250)    (1,987)     1,400       3,315
  Net income (loss) per share(1).................................  $   (0.68) $   (1.02) $   (0.45) $    0.31   $    0.73
  Shares used in per share calculations(1).......................      4,106      4,162      4,442      4,487       4,536

Supplemental net income(2).......................................                                               $   3,473
Supplemental net income per share(2).............................                                               $    0.72
Shares used in supplemental per share calculation(2).............                                                   4,812

                                                                                                        MAY 31, 1997
                                                                                                   ----------------------
                                                                                                                  AS
                                                                                                    ACTUAL    ADJUSTED(3)
                                                                                                   ---------  -----------
CONSOLIDATED BALANCE SHEETS DATA:
  Cash and cash equivalents......................................................................  $   1,176   $  17,977
  Working capital................................................................................      7,895      27,455
  Total assets...................................................................................     24,389      41,190
  Long-term obligations, less current portion....................................................        356         356
  Total shareholders' equity.....................................................................     10,070      29,630

------------------------

(1) See Note 1 of Notes to Consolidated Financial Statements for a description of the computation of the number of shares used in per share calculations and net income (loss) per share. Net income for fiscal 1997 includes $1,055,000 of income tax benefit. Without the income tax benefit, net income per share would have been $0.50 in fiscal 1997.

(2) Supplemental net income, supplemental net income per share and shares used in supplemental per share calculation for fiscal year 1997 were calculated assuming that the indebtedness to be repaid with the net proceeds of this offering had been repaid at the beginning of fiscal 1997 using the assumed proceeds from the sale of 275,900 shares at an assumed offering price of $10 per share.

(3) Adjusted to reflect the sale of the 2,200,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $10.00 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company) and the application of the estimated net proceeds therefrom, less approximately $2.8 million of short-term borrowings to be repaid by the Company with the proceeds of this offering ("Offering"). See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AND UNDER "PROSPECTUS SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS IN THE PROSPECTUS GENERALLY.

FLUCTUATIONS IN OPERATING RESULTS

    The Company has experienced and expects to continue to experience significant fluctuations in its quarterly and annual operating results. During fiscal 1996 and 1997, quarterly net sales have been as low as $7,601,000 and as high as $11,718,000, and gross margins for quarterly sales have fluctuated between 36.7% and 41.7%. The Company's future operating results will depend upon a variety of factors, including the timing of significant orders, the mix of products sold, changes in pricing by the Company, its competitors, customers or suppliers, the length of sales cycles for the Company's products, timing of new product announcements and releases by the Company and its competitors, market acceptance of new products and enhanced versions of the Company's products, capital spending patterns by customers, timing of completion of Defense Advanced Research Projects Agency ("DARPA") development milestones, manufacturing inefficiencies associated with new product introductions by the Company, the Company's ability to produce systems and products in volume and meet customer requirements, product returns and customer acceptance of product shipments, volatility in the Company's targeted markets, political and economic instability, natural disasters, regulatory changes, possible disruptions caused by expanding existing facilities or moving into new facilities, expenses associated with acquisitions and alliances, and various competitive factors, including price-based competition and competition from vendors employing other technologies. The Company's gross margins have varied and will continue to vary based on a variety of factors, including the mix of products sold, sales volume, and the amount of products sold under volume purchase arrangements, which tend to have lower selling prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Accordingly, past performance may not be indicative of future performance.

DEPENDENCE ON TIMING AND SIZE OF SALES ORDERS AND SHIPMENT


    During the Company's last two fiscal years, net sales in the first fiscal quarter, ended August 31, have declined compared with the fourth fiscal quarter, ended May 31, of the preceding fiscal year, primarily due to additional emphasis being placed on shipping products prior to the end of the fiscal year. The Company expects that fluctuations of this type may occur in the future. The Company derives a substantial portion of its revenues from the sale of a relatively small number of systems which typically range in purchase price from approximately $100,000 to over $1.5 million. As a result, the loss or deferral of a limited number of system sales could have a material adverse effect on the Company's net sales and operating results in a particular period. All customer purchase orders are subject to cancellation or rescheduling by the customer with limited penalties, and, therefore, backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. From time to time, cancellations and reschedulings of customer orders have occurred, and delays by the Company's suppliers in providing components or subassemblies to the Company have caused delays in the Company's shipments of its own products. Although the Company has not experienced material cancellations or reschedulings of purchase orders in recent years, there can be no assurance that the Company will not be materially adversely affected by future cancellations and reschedulings. A substantial portion of net sales typically are realized near the end of each quarter. A delay or reduction in shipments near the end of a particular quarter, due, for example, to unanticipated shipment reschedulings, cancellations or deferrals by customers, customer credit issues, unexpected manufacturing difficulties experienced by the Company, or delays in deliveries by suppliers, could cause net sales in a particular quarter to fall significantly below the Company's expectations. As the Company is continuing to increase its operating expenses in anticipation of increasing sales levels, the Company's results of operations will be adversely affected if such sales levels are not achieved.

RECENT OPERATING LOSSES

    The Company incurred operating losses of $2.4, $4.2 and $2.1 million in fiscal 1993, 1994 and 1995, respectively. Although the Company has operated profitably during fiscal 1996 and 1997, increased net sales in those years were substantially the result of sales of new products, particularly sales of MTX systems to Siemens. During fiscal 1996 and 1997, Siemens accounted for 29.1% and 55.7% of the Company's net sales, respectively. Sales to Siemens, which include both the MTX and other products, are made pursuant to individual purchase orders. There is no long term volume purchase commitment. There can be no assurance that the MTX system will receive broad market acceptance or that the Company will be able to sustain net sales growth or profitability.

DEPENDENCE ON MARKET ACCEPTANCE OF MTX SYSTEM

    A principal element of the Company's strategy is to capture an increasing share of the memory test equipment market through sales of the MTX massively parallel test system. The MTX is a new system designed to perform both burn-in and many of the final test functions currently performed by high-cost memory testers and the market for MTX systems is in the early stage of development. The Company's strategy depends, in part, upon its ability to persuade potential customers that the MTX system can successfully perform a significant portion of such final test functions and that transferring such tests to MTX systems will reduce their overall capital and test costs. There can be no assurance that the Company's strategy will be successful. The failure of the MTX system to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and operating results.

    Market acceptance of the MTX system is subject to a number of risks. The Company believes the MTX system has not yet been used in volume production to perform a significant portion of the test functions performed by memory testers. To date, several companies have purchased evaluation units of the MTX system; however, only Siemens has purchased production quantities. During fiscal 1996 and 1997, Siemens accounted for 29.1% and 55.7% of the Company's net sales, respectively. Sales to Siemens, which include both the MTX and other products, are made pursuant to individual purchase orders. There is no long term volume purchase commitment. Although Siemens has taken delivery of production quantities of MTX systems, has been conducting extensive evaluations and has placed orders for additional systems, the Company believes Siemens has not yet completed the evaluations necessary for it to transfer significant test functions from standard testers to MTX systems. Consequently, there can be no assurance that the MTX system will be accepted by the market for performing memory test functions in volume production. Future sales to Siemens and other customers could be adversely affected if for any reason Siemens does not satisfy itself that a significant number of test functions can successfully be transferred to the MTX system.

    Since most potential customers have successfully relied on memory testers for many years and their personnel understand the use and maintenance of such systems, the Company anticipates that they may be reluctant to change their procedures in order to transfer test functions to the MTX system. Before a customer will transfer test functions to the MTX, the test programs must be translated for use with the MTX and lengthy correlation tests must be performed. Correlation testing may take up to six months or more. Furthermore, MTX system sales are expected to be primarily limited to new facilities and to existing facilities being upgraded to accommodate new product generations, such as the transition from 16 megabit ("Mb") to 64Mb DRAMs. Other companies have purchased MTX systems which are being used in quality assurance and engineering applications, and the Company believes that a number of these companies are evaluating the MTX for use in production applications. Market acceptance of the MTX system also may be affected by a reluctance of IC manufacturers to rely on relatively small suppliers such as the Company.

    As is common with new complex and software-intensive products, the Company encountered reliability, design and manufacturing issues as it began volume production and initial installations of MTX systems at customer sites. The Company places a high priority on addressing these issues as they arise. Certain of these issues have been related to components and subsystems supplied to the Company by third parties which have in some cases limited the ability of the Company to address such issues promptly. One customer who purchased an MTX system in 1995 for use in a quality assurance application subsequently determined that the MTX system did not meet its particular requirements; the Company purchased the system from that customer at a reduced price and intends to refurbish the system for resale. Since the Company is still in the early stages of the MTX systems' life cycle, there can be no assurance that other reliability, design and manufacturing issues will not be discovered in the future or that such issues, if they arise, can be resolved to the customers' satisfaction or that the resolution of such problems will not cause the Company to incur significant development costs or warranty expenses or to lose significant sales opportunities.

    The Company's future sales and operating results are also partially dependent on its sales of performance test boards ("PTBs") for use with the MTX system. Sales of PTBs by the Company and its licensees will depend upon the number of MTX systems installed by customers.

DEPENDENCE ON DEVELOPMENT OF BARE DIE MARKET AND MARKET ACCEPTANCE OF DIEPAK
  CARRIER

    Another principal element of the Company's strategy is to capture an increasing share of the bare die burn-in and test product market through sales of its DiePak carrier products. The Company developed the DiePak carrier to enable burn-in and test of bare die in order to supply known good die ("KGD") for use in applications such as multichip modules. The Company's strategy depends upon increased industry acceptance of bare die as an alternative to packaged die as well as acceptance of the Company's DiePak products. There can be no assurance that the Company's strategy will be successful. The failure of the bare die market to expand or of the DiePak carrier to achieve broad market acceptance would have a material adverse effect on the Company's business, financial condition and operating results.

    The emergence of the bare die market and broad acceptance of the DiePak carrier are subject to a number of risks. The Company believes that the growth of the bare die market depends largely on the relative cost and benefits to the manufacturers of PCs and other electronics products of using bare die rather than alternative IC packaging methods. The Company believes that the cost of producing KGD using DiePak products is currently higher than the cost of producing most packaged die. There can be no assurance that electronics manufacturers will perceive that the benefits of KGD justify its potentially higher cost, and acceptance of KGD for many applications may therefore be limited. In addition, electronics manufacturers must change their manufacturing processes in order to use KGD, but electronics manufacturers typically have substantial investments in existing manufacturing technology and have historically been slow in transitioning to new technologies.

    The adoption of the DiePak products by IC manufacturers and burn-in and test services companies typically will involve a lengthy qualification. Such qualification processes could delay high volume sales of DiePak products by the Company. Motorola is the only customer to have ordered DiePak products in production quantities. Motorola accounted for approximately 48% of the Company's net sales of DiePak products in fiscal 1997. Sales to Motorola, which include both DiePak products and other products, are made pursuant to individual purchase orders. There is no long term volume purchase commitment. There can be no assurance that the bare die market will emerge and grow as the Company anticipates, that the DiePak carrier will achieve commercial acceptance, or that the Company will not experience difficulties in ramping up production to meet any increased demand for DiePak products that may develop.

CUSTOMER CONCENTRATION

    The semiconductor manufacturing industry is highly concentrated, with a relatively small number of large semiconductor manufacturers and contract assemblers accounting for a substantial portion of the purchases of semiconductor equipment. Sales to the Company's five largest customers accounted for approximately 45.1%, 55.8% and 69.2% of its net sales in fiscal 1995, 1996 and 1997, respectively. During fiscal 1996 and 1997, Siemens accounted for 29.1% and 55.7% of the Company's net sales, respectively. During fiscal 1995, Sony Corporation ("Sony") accounted for 18.2% of net sales. No other customers represented more than 10% of the Company's net sales for any of such periods. The Company expects that sales of its products to a limited number of customers, particularly Siemens, will continue to account for a high percentage of net sales for the foreseeable future. In addition, sales to particular customers may fluctuate significantly from quarter to quarter. The loss of or reduction or delay in orders from a significant customer, or a delay in collecting or failure to collect accounts receivable from a significant customer could adversely affect the Company's business, financial condition and operating results. See "Business-- Customers."

LIMITED MARKET FOR BURN-IN SYSTEMS


    Historically, a substantial portion of the Company's net sales was derived from the sale of burn-in systems. Sales of burn-in systems and related products and equipment exceeded 90% of the Company's total net sales in fiscal 1995, represented approximately 70% of total net sales in fiscal 1996 and represented less than 40% of total net sales in fiscal 1997. The market for burn-in systems is mature and estimated to be less than $100 million per year. In general, process control improvements in the semiconductor industry have tended to reduce burn-in times. In addition, as a given IC product generation matures and yields increase, the required burn-in time may be reduced or eliminated. Some burn-in system suppliers primarily provide "monitored" burn-in systems optimized for DRAMs. The sale of monitored burn-in products has reduced the size of the market segment addressed by the Company's dynamic burn-in systems. IC manufacturers, the Company's primary historical customer base, increasingly outsource test and burn-in to independent test labs, who often build their own systems. There can be no assurance that the market for burn-in systems will grow, and sales of the Company's burn-in products could decline further.


LENGTHY SALES CYCLE

    Sales of the Company's systems depend, in significant part, upon the decision of a prospective customer to increase manufacturing capacity or to restructure current manufacturing facilities, either of which typically involve a significant commitment of capital. In view of the significant investment or strategic issues that may be involved in a decision to purchase MTX systems or DiePak carriers, the Company may experience delays following initial qualification of the Company's systems as a result of delays in a customer's approval process. Furthermore, the approval process for MTX sales may require lengthy qualification and correlation testing. For this and other reasons, the Company's systems typically have a lengthy sales cycle during which the Company may expend substantial funds and management effort in securing a sale. Lengthy sales cycles subject the Company to a number of significant risks, including inventory obsolescence and fluctuations in operating results, over which the Company has little or no control. The loss of individual orders due to the lengthy sales and evaluation cycle, or delays in the sale of even a limited number of systems could have a material adverse effect on the Company's business, operating results and financial condition and, in particular, could contribute to significant fluctuations in operating results on a quarterly basis.

DEPENDENCE ON INTERNATIONAL SALES AND OPERATIONS

    Approximately 81.5%, 90.4% and 92.5% of the Company's net sales for fiscal 1995, 1996 and 1997, respectively, were attributable to sales to customers for delivery outside of the United States. The Company maintains a sales, service, product engineering and assembly operation in Japan and a sales and service organization in Germany. The Company expects sales of products for delivery outside of the United States will continue to represent a substantial portion of its future revenues. The future performance of the Company will depend, in significant part, upon its ability to continue to compete in foreign markets which in turn will depend, in part, upon a continuation of current trade relations between the United States and foreign countries in which semiconductor manufacturers or assemblers have operations. A change toward more protectionist trade legislation in either the United States or such foreign countries, such as a change in the current tariff structures, export compliance or other trade policies, could adversely affect the Company's ability to sell its products in foreign markets. In addition, the Company is subject to other risks associated with doing business internationally, including longer receivables collection periods and greater difficulty in accounts receivable collection, the burden of complying with a variety of foreign laws, difficulty in staffing and managing global operations, risks of civil disturbance or other events which may limit or disrupt markets, international exchange restrictions, changing political conditions and monetary policies of foreign governments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Because a substantial portion of the Company's net sales is from sales of products for delivery outside the United States, including particularly Germany and Japan, an increase in the value of the U.S. Dollar relative to foreign currencies would increase the cost of the Company's products compared to products sold by local companies in such markets. Approximately 77.8%, 20.1% and 2.1% of the Company's net sales for fiscal 1997 were denominated in U.S. Dollars, Japanese Yen and German Marks, respectively. Although most sales to German customers are denominated in dollars, substantially all sales to Japanese customers are denominated in Japanese Yen. Since the price is determined at the time a purchase order is accepted, the Company is exposed to the risks of fluctuations in the yen-dollar exchange rate during the lengthy period from purchase order to ultimate payment. This exchange rate risk is partially offset to the extent the Company's Japanese subsidiary incurs yen-denominated expenses. To date, the Company has not invested in instruments designed to hedge currency risks. In fiscal 1997, the Company experienced a foreign currency loss of $393,000. In addition, the Company's Japanese subsidiary typically carries debt owed to the Company and denominated in dollars. Since the subsidiary's financial statements are based in yen, it recognizes an income gain or loss in any period in which the value of the yen rises or falls in relation to the dollar.

    A substantial portion of the world's manufacturers of memory devices are in Korea, Japan and Taiwan and growth in the Company's net sales depends in large part upon its ability to penetrate the Korean and Japanese markets. Both the Korean and Japanese markets are difficult for foreign companies to penetrate. The Company has served the Japanese market through its Japanese subsidiary, which has experienced limited success and incurred operating losses in recent years. Sales into Korea have not been significant in recent years. The Company formerly served the Korean market through a direct support operation, which was closed in 1996. The Company subsequently selected a local distributor, but its sales into Korea remained low and that distribution relationship is being terminated. The Company intends to select a new distributor. The lack of local manufacturing may impede the Company's efforts to develop the Korean market. Taiwan also represents an increasingly important portion of the memory manufacturer market. The Company relies on an independent distributor in Taiwan and does not have any direct operations in Taiwan. There can be no assurances that the Company's efforts in Japan, Korea or Taiwan will be successful or that the Company will be able to achieve and sustain significant sales to, or be able to successfully compete in, the Japanese, Korean or Taiwanese test and burn-in markets.

RAPID TECHNOLOGICAL CHANGE; IMPORTANCE OF TIMELY PRODUCT INTRODUCTION

    The semiconductor equipment industry is subject to rapid technological change and new product introductions and enhancements. The Company's ability to remain competitive will depend in part upon its ability to develop new products and to introduce these products at competitive prices and on a timely and cost-effective basis. The Company's success in developing new and enhanced products depends upon a variety of factors, including product selection, timely and efficient completion of product design, timely and efficient implementation of manufacturing and assembly processes, product performance in the field and effective sales and marketing. Because new product development commitments must be made well in advance of sales, new product decisions must anticipate both future demand and the technology that will be available to supply that demand. Furthermore, introductions of new and complex products typically involve a period in which design, engineering and reliability issues are identified and addressed by the Company and its suppliers. This process in the past has required and in the future is likely to require the Company to incur unreimbursed engineering expenses, and from time to time to experience warranty claims or product returns. There can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products that satisfy market demand. Any such failure would materially adversely affect the Company's business, financial condition and results of operations.

    Because of the complexity of the Company's products, significant delays can occur between a product's introduction and the commencement of volume production of such product. The Company has experienced significant delays from time to time in the introduction of, and technical and manufacturing difficulties with, certain of its products and may experience delays and technical and manufacturing difficulties in future introductions or volume production of new products, and there can be no assurance that the Company will not encounter such difficulties in the future. The Company's inability to complete product development, products or to manufacture and ship products in volume and in time to meet customer requirements would materially adversely affect the Company's business, financial condition and results of operations.

    Future improvements in semiconductor design and manufacturing technology may reduce or eliminate the need for the Company's products. For example, the introduction of viable wafer-level burn-in and test systems, improvements in built-in self test ("BIST") technology, and improvements in conventional test systems, such as reduced cost or increased throughput, may significantly reduce or eliminate the market for one or more of the Company's products.

UNCERTAINTIES RELATING TO DARPA FUNDING FOR RESEARCH AND DEVELOPMENT

    In 1994, the Company entered into a cost-sharing agreement with DARPA, a U.S. government agency, under which DARPA is providing co-funding for the development of wafer-level burn-in and test equipment. The contract provides for potential payments by DARPA totaling up to $6.5 million. The agreement provides that (i) the Company shall retain title to all co-funded inventions, (ii) DARPA will receive a paid-up license to use the inventions for government purposes and
(iii) DARPA can require the Company to license the inventions to third parties on reasonable terms if the Company fails to adequately commercialize the inventions. Payments by DARPA depend on satisfaction of development milestones, and DARPA has the right to terminate project funding at any time. The level of payments may vary significantly from quarter to quarter. There can be no assurance that the Company will meet the development milestones or that DARPA will continue funding the project. If DARPA funding were discontinued and the Company continued the project, the Company's operating results would be adversely affected. There also can be no assurance that the development project will result in any marketable products. The Company has completed certain development milestones and invoiced $2.9 million through May 31, 1997. The remaining funding is subject to milestones scheduled to be completed through January 1999.

INTENSE COMPETITION

    In each of the markets it serves, the Company faces competition from established competitors and potential new entrants, many of which have greater financial, engineering, manufacturing and marketing resources than the Company. The Company expects its competitors to continue to improve the performance of their current products and to introduce new products with improved price and performance characteristics. In addition, continuing consolidation in the semiconductor equipment industry, and potential future consolidation, could adversely affect the ability of smaller companies such as the Company to compete with larger, integrated competitors. New product introductions by the Company's competitors or by new market entrants could cause a decline in sales or loss of market acceptance of the Company's existing products. Increased competitive pressure could also lead to intensified price-based competition, resulting in lower prices which could adversely affect the Company's business, financial condition and operating results. The Company believes that to remain competitive it must invest significant financial resources in new product development and expand its customer service and support worldwide. There can be no assurance that the Company will be able to compete successfully in the future. See "Business--Competition."

    The semiconductor equipment industry is intensely competitive. Significant competitive factors in the semiconductor equipment market include price, technical capabilities, quality, flexibility, automation, cost of ownership, reliability, throughput, product availability and customer service. In each of the markets it serves, the Company faces competition from established competitors and potential new entrants, many of which have greater financial, engineering, manufacturing and marketing resources than the Company.

    Because the Company's MTX system performs burn-in and many of the functional tests performed by memory testers, the Company expects that the MTX System will face intense competition from burn-in system suppliers and traditional memory tester suppliers. The market for burn-in systems is highly fragmented, with many domestic and international suppliers. Some users, such as independent test labs, build their own burn-in systems, and some other users, particularly large Japanese IC manufacturers, acquire burn-in systems from captive or affiliated suppliers. Competing suppliers of burn-in systems, which typically cost less than the MTX system, include Ando Corporation, Japan Engineering Company, Reliability Incorporated and Tabai Espec Corp. Some of the burn-in systems offered by competing suppliers perform some test functions. In addition, suppliers of memory test equipment including Advantest Corporation and Teradyne, Inc. may seek to offer parallel test systems in the future.

    The Company's DiePak products face significant competition. Texas Instruments Incorporated sells a temporary, reusable bare die carrier which is intended to enable burn-in and test of bare die, and the Company believes that several other companies have developed or are developing other such products. As the bare die market develops, the Company expects that other competitors will emerge. The Company expects that the primary competitive factors in this market will be performance, reliability, cost and assured supply.

    The Company's MAX dynamic and ATX monitored and dynamic burn-in systems increasingly have faced and are expected to continue to face severe competition, especially from local, low cost manufacturers. Also, the MAX dynamic burn-in system faces severe competition from manufacturers of monitored burn-in systems that perform limited functional tests not performed by the Company's dynamic burn-in systems, including tests designed to ensure the devices receive the specified voltages and signals.

    The Company's test fixture products face numerous competitors. There are limited barriers to entry into the burn-in board ("BIB") market, and as a result, many small companies design and manufacture BIBs, including BIBs for use with the Company's MAX and ATX systems. The Company's strategy is to provide higher performance BIBs, and the Company generally does not compete to supply lower cost, low performance BIBs. The Company has granted a royalty-bearing license to one company to make PTBs for use with its MTX systems, in order to assure customers of a second source of supply, and the Company may license others as well. Sales of PTBs by licensees would result in royalties to the Company but would potentially reduce the Company's own sales of PTBs.

    The Company expects its competitors to continue to improve the performance of their current products and to introduce new products with improved price and performance characteristics. New product introductions by the Company's competitors or by new market entrants could cause a decline in sales or loss of market acceptance of the Company's products. Increased competitive pressure could also lead to intensified price-based competition, resulting in lower prices which could adversely affect the Company's business, financial condition and operating results. The Company believes that to remain competitive it must invest significant financial resources in new product development and expand its customer service and support worldwide. There can be no assurance that the Company will be able to compete successfully in the future.

CYCLICALITY OF SEMICONDUCTOR INDUSTRY AND CUSTOMER PURCHASES; RISK OF
  CANCELLATIONS AND RESCHEDULINGS


    The Company's operating results depend primarily upon the capital expenditures of semiconductor manufacturers, semiconductor contract assemblers and burn-in and test service companies worldwide, which in turn depend on the current and anticipated market demand for integrated circuits and products utilizing integrated circuits. The semiconductor and semiconductor equipment industries in general, and the market for DRAMs and other memories in particular, historically have been highly volatile and have experienced periodic downturns and slowdowns, which have had a severe negative effect on the semiconductor industry's demand for semiconductor capital equipment, including test and burn-in systems manufactured and marketed by the Company. These downturns and slowdowns have also adversely affected the Company's operating results in the past. In addition, the purchasing patterns of the Company's customers are also highly cyclical because most customers purchase the Company's products for use in new production facilities or for upgrading existing test lines for the introduction of next generation products. A large portion of the Company's net sales are attributable to a few customers and therefore a reduction in purchases by one or more customers could materially adversely affect the Company's financial results. There can be no assurance that the semiconductor industry will grow in the future at the same rates it has grown historically. Any future downturn or slowdown in the semiconductor industry would have a material adverse effect on the Company's business, financial condition and operating results. In addition, the need to maintain investment in research and development and to maintain customer service and support will limit the Company's ability to reduce its expenses in response to any such downturn or slowdown period.


    The semiconductor equipment manufacturing industry has historically been subject to a relatively high rate of purchase order cancellation by customers as compared to other high technology industry sectors. Manufacturing companies that are the customers of semiconductor equipment companies frequently revise, postpone and cancel capital facility expansion plans. In such cases, semiconductor equipment companies may experience a significant rate of cancellations and reschedulings of purchase orders, as was the case in the industry in late 1995 and early 1996. Although the Company has not experienced material cancellations or reschedulings of purchase orders in recent years, there can be no assurance that the Company will not be materially adversely affected by future cancellations and reschedulings.


DEPENDENCE ON SUBCONTRACTORS; SOLE OR LIMITED SOURCES OF SUPPLY


    The Company relies on subcontractors to manufacture many of the components or subassemblies used in its products. The Company's MTX, MAX and ATX systems contain several components, including environmental chambers, power supplies and certain ICs, which are currently supplied by only one or a limited number of suppliers. The DiePak products include an interconnect substrate which is supplied only by Nitto Denko Corporation, and certain mechanical parts and sockets which are currently supplied only by Enplas Corporation. Nitto Denko and the Company developed the interconnect substrate in cooperation with each other pursuant to a joint development agreement. Enplas cooperated with the Company in developing the DiePak socket, and Enplas has been a shareholder of the Company since fiscal 1994. The Company does not have formal written supply agreements with Nitto Denko or Enplas. There have been no significant interruptions in supply of components by Nitto Denko or Enplas. The Company's reliance on subcontractors and single source suppliers involves a number of significant risks, including the loss of control over the manufacturing process, the potential absence of adequate capacity and reduced control over delivery schedules, manufacturing yields, quality and costs. In the event that any significant subcontractor or single source supplier were to become unable or unwilling to continue to manufacture subassemblies, components or parts in required volumes, the Company would have to identify and qualify acceptable replacements. The process of qualifying subcontractors and suppliers could be lengthy, and no assurance can be given that any additional sources would be available to the Company on a timely basis. Any delay, interruption or termination of a supplier relationship could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Manufacturing."

MANAGEMENT OF CHANGING BUSINESS

    If the Company is to be successful, it must expand its operations. Such expansion will place a significant strain on the Company's administrative, operational and financial resources. Such expansion will result in a continuing increase in the responsibility placed upon management personnel and will require development or enhancement of operational, managerial and financial systems and controls. If the Company is unable to manage the expansion of its operations effectively, the Company's business, financial condition and operating results will be materially and adversely affected.

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends to a significant extent upon the continued service of Rhea Posedel, its President and Chief Executive Officer, as well as other executive officers and key employees. See "Business--Management." The Company does not maintain key person life insurance for its benefit on any of its personnel, and none of the Company's employees is subject to a noncompetition agreement with the Company. The loss of the services of any of its executive officers or a group of key employees could have a material adverse effect on the Company's business, financial condition and operating results. The Company's future success will depend in significant part upon its ability to attract and retain highly skilled technical, management, sales and marketing personnel. There is a limited number of personnel with the requisite skills to serve in these positions, and it has become increasingly difficult for the Company to hire such personnel. Competition for such personnel in the semiconductor equipment industry is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. The Company's inability to attract and retain the executive management and other key personnel it requires could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Employees."

INTELLECTUAL PROPERTY PROTECTION AND INFRINGEMENT

    The Company's ability to compete successfully is dependent in part upon its ability to protect its proprietary technology and information. Although the Company attempts to protect its proprietary technology through patents, copyrights, trade secrets and other measures, there can be no assurance that these measures will be adequate or that competitors will not be able to develop similar technology independently. Further, there can be no assurance that claims allowed on any patent issued to the Company will be sufficiently broad to protect the Company's technology, that any patent will issue from any pending application or that foreign intellectual property laws will protect the Company's intellectual property. Litigation may be necessary to enforce or determine the validity and scope of the Company's proprietary rights, and there can be no assurance that the Company's intellectual property rights, if challenged, will be upheld as valid. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and operating results, regardless of the outcome of the litigation. In addition, there can be no assurance that any of the patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company.

    There are no pending claims against the Company regarding infringement of any patents or other intellectual property rights of others. However, the Company may receive, in the future, communications from third parties asserting intellectual property claims against the Company. Such claims could include assertions that the Company's products infringe, or may infringe, the proprietary rights of third parties, requests for indemnification against such infringement or suggestions that the Company may be interested in acquiring a license from such third parties. There can be no assurance that any such claim made in the future will not result in litigation, which could involve significant expense to the Company, and, if the Company is required or deems it appropriate to obtain a license relating to one or more products or technologies, there can be no assurance that the Company would be able to do so on commercially reasonable terms, or at all. See "Business--Proprietary Rights."

ENVIRONMENTAL REGULATIONS

    Federal, state and local regulations impose various controls on the use, storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used in the Company's operations. The Company believes that its activities conform in all material respects to current environmental and land use regulations applicable to its operations and its current facilities and that it has obtained environmental permits necessary to conduct its business. Nevertheless, the failure to comply with current or future regulations could result in substantial fines being imposed on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations. Such regulations could require the Company to acquire expensive remediation equipment or to incur substantial expenses to comply with environmental regulations. Any failure by the Company to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous or toxic substances could subject the Company to significant liabilities.

SHARES ELIGIBLE FOR FUTURE SALE

    Sales of substantial amounts of the Company's Common Stock in the public market after the Offering could adversely affect the market price of the Common Stock. Upon completion of the Offering, the Company will have 6,495,522 shares of Common Stock outstanding, assuming no exercise of the Underwriters' over-allotment option. Of such outstanding shares, the 3,300,000 shares offered hereby (assuming no exercise of the Underwriters' over-allotment option) and approximately 202,413 additional shares of Common Stock will be eligible for immediate sale in the public market without restriction or under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), and the remaining 2,993,109 shares will be subject to lock-up agreements restricting their transfer until 180 days after the date of the Offering, except with the consent of Oppenheimer & Co., Inc. After the termination of the 180-day lock-up, 3,195,522 shares will be eligible for sale in the public market pursuant to Rules 144 and 701 under the Securities Act. The holders of 609,245 shares of Common Stock are entitled to certain registration rights. In addition, as of May 31, 1997, options to purchase an aggregate of 759,350 shares of Common Stock were outstanding under the Company's stock plans, all of which are subject to the 180-day lock-up described above. As of 180 days after the effective date of the Offering, upon expiration of lock-up agreements with the Company, an aggregate of approximately 531,529 shares will be eligible for sale upon the exercise of outstanding and vested stock options. Following the Offering, the Company intends to file a registration statement covering the shares reserved for issuance under the Company's stock plans, thus permitting the resale of such shares in the public market without restriction. See "Description of Capital Stock--Registration Rights" and "Shares Eligible for Future Sale."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offering there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering contemplated hereby. The initial public offering price will be determined by negotiations among the Company, the Selling Shareholders and the representatives of the Underwriters, and may not be indicative of prices that may prevail in the public market after the Offering. The trading price for the Company's Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as announcements of developments related to the Company's business or its competitors' or customers' businesses, fluctuations in the Company's operating results, general conditions or developments in the semiconductor and semiconductor equipment industries and the worldwide economy, sales of the Company's Common Stock into the marketplace, the number of market makers for the Company's Common Stock, announcements of technological innovations or new or enhanced products by the Company or its competitors or customers, a shortfall in revenue, gross profit, earnings or other operating results from, or changes in, analysts' expectations and developments in the Company's relationships with its customers and suppliers, or a variety of other factors, many of which are beyond the Company's control. There can be no assurance that the market price of the Company's Common Stock will not experience significant fluctuations, including fluctuations that are material, adverse and unrelated to the Company's performance. See "Underwriting."

FUTURE ACQUISITIONS

    The Company may in the future pursue acquisitions of complementary product lines, technologies or businesses. Future acquisitions by the Company may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect any Company profitability. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience, and the potential loss of key employees of the acquired company. There are currently no negotiations, understandings or agreements with respect to any acquisition. In the event that such an acquisition does occur, however, there can be no assurance as to the effect thereof on the Company's business or operating results.

FUTURE CAPITAL NEEDS

    In order to remain competitive, the Company must continue to make significant investments in capital equipment, facilities, computer systems, sales, service, training and support capabilities, procedures, controls and research and development, among other items. The Company's capital requirements will depend on many factors, including, but not limited to, acceptance of and demand for the Company's products and the extent to which the Company invests in research and development. The Company believes that the proceeds from this offering, together with its cash, short-term investments and anticipated cash flow from operations and credit facilities will satisfy its anticipated financing requirements for at least the next 12 months. To the extent that such financial resources are insufficient to fund the Company's activities, additional funds will be required. There can be no assurance that additional financing will be available on reasonable terms, or at all. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONTROL BY PRINCIPAL SHAREHOLDERS, OFFICERS AND DIRECTORS

    After the Offering, assuming no exercise of the Underwriters' over-allotment option, the Company's officers and directors and their affiliates will beneficially own approximately 31% of the Company's Common Stock, including options held by them that are exercisable on or before July 31, 1997. The Company's officers and directors hold additional options which will become exercisable after July 31, 1997 and will entitle them to purchase an additional 175,649 shares of the Company's Common Stock, which represents approximately 3% of the shares outstanding immediately after the Offering. As a result, such persons will have the ability to substantially influence the Company and direct its affairs and business. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal and Selling Shareholders."

POTENTIAL ISSUANCE OF UNDESIGNATED PREFERRED STOCK; ANTI-TAKEOVER EFFECTS

    The Company's Board of Directors can, without obtaining shareholder approval, issue shares of Preferred Stock having rights, preferences, privileges and restrictions, including voting rights, that could adversely affect the voting power and other rights of holders of the Company's Common Stock. The issuance of the Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a person to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights, senior to the Common Stock, and, as a result, the issuance of such stock could have a material adverse effect on the market value of the Common Stock. The Company has no current plans to issue shares of Preferred Stock. The Company may in the future adopt other measures that may have the effect of delaying, deferring or preventing a change in control of the Company, even though at a premium price or favored by a majority of unaffiliated shareholders. Certain of such measures may be adopted without any further vote or action by the shareholders. The Company has no current plans to adopt any such measures. See "Description of Capital Stock."

BROAD DISCRETION IN ALLOCATION OF NET PROCEEDS

    Although the Company expects to use approximately $15,260,000, or 78.0%, of the net proceeds of the Offering for general corporate purposes, with the remainder of the proceeds to be used for the repayment of certain short-term debt and limited capital expenditures, the Company has not identified the specific amount of the net proceeds to be used for specific purposes. The Company will retain broad discretion to allocate the net proceeds of the Offering, and there can be no assurance that the proceeds can or will be invested to yield a significant return. See "Use of Proceeds."

DILUTION TO NEW INVESTORS; ABSENCE OF DIVIDENDS

    Purchasers of the Common Stock offered hereby will incur immediate and substantial net tangible book value dilution of $5.51 per share, and, to the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution." The Company has never declared or paid cash dividends on its capital stock. The Company intends to retain any future earnings to finance the growth and development of its business. See "Dividend Policy."

                                  THE COMPANY

    The Company was incorporated in California in May 1977. The Company's principal executive offices are located at 1667 Plymouth Street, Mountain View, California 94043, and its telephone number at that location is (415) 691-9400. The Company also maintains offices in Irvine, California, Tokyo and Osaka, Japan and Utting, Germany. Unless the context other requires, "Aehr Test" and the "Company," as used in this Prospectus, refer to Aehr Test Systems and its subsidiaries.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 2,200,000 shares of Common Stock offered by the Company hereby are estimated to be $19,560,000 (at an assumed initial public offering price of $10 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company). The Company will apply approximately $2.8 million of the net proceeds to the repayment of outstanding indebtedness under the Company's U.S. working capital lines of credit which bear interest at 0.75% to 1.00% over the prime rate (the prime rate was 8.5% as of May 31, 1997) and expire in December 1997. See Note 4 of Notes to Consolidated Financial Statements. The Company currently estimates that it will use approximately $1.5 million of the net proceeds for planned capital expenditures in fiscal 1998. The remaining net proceeds will be used to finance inventories and accounts receivable, to fund engineering and product development expenditures, and for other general corporate purposes.

    The Company may also use a portion of the net proceeds for the acquisition of complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, the Company evaluates potential acquisitions of such businesses, products and technologies. However, the Company has no present understandings, commitments or agreements with respect to any material acquisition of businesses, products or technologies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, high quality, interest-bearing investments.

    The Company will not receive any proceeds from the sale of shares of Common Stock offered by the Selling Shareholders. See "Principal and Selling Shareholders."

                                DIVIDEND POLICY

    To date, the Company has not paid any cash dividends on shares of its Common Stock. The Company presently intends to retain future earnings for its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. In addition, the Company's current bank credit facilities currently prohibit the Company from paying cash dividends without prior bank approval. See Note 4 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION

    The following table sets forth the short-term debt and capitalization of the Company as of May 31, 1997 and as adjusted to reflect the sale of 2,200,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $10.00 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company) and the receipt and application of the estimated net proceeds therefrom:

                                                                             MAY 31, 1997
                                                                        ----------------------
                                                                         ACTUAL    AS ADJUSTED
                                                                        ---------  -----------
                                                                            (IN THOUSANDS)
Notes payable and current portion of long-term debt(1)................  $   4,773   $   2,014
                                                                        ---------  -----------
                                                                        ---------  -----------
Long-term debt net of current portion.................................        136         136
                                                                        ---------  -----------
Shareholders' equity:
  Preferred Stock, $0.01 par value; 10,000,000 shares authorized; no
    shares outstanding................................................  $      --   $      --
  Common Stock, $0.01 par value; 75,000,000 shares authorized,
    4,295,522 shares outstanding actual; and 6,495,522 shares
    outstanding as adjusted(2)........................................         43          65
  Additional paid-in capital..........................................      8,085      27,623
  Accumulated deficit.................................................       (130)       (130)
  Cumulative translation adjustment...................................      2,072       2,072
                                                                        ---------  -----------
  Total shareholders' equity..........................................     10,070      29,630
                                                                        ---------  -----------
    Total capitalization..............................................  $  10,206   $  29,766
                                                                        ---------  -----------
                                                                        ---------  -----------

------------------------

(1) See Note 4 of Notes to Consolidated Financial Statements.

(2) Excludes (i) 1,341,350 shares reserved for issuance under the Company's stock option plans, of which 759,350 shares were subject to outstanding options as of May 31, 1997, at a weighted average exercise price of $4.01 per share and (ii) 300,000 shares reserved for issuance under the Company's 1997 Employee Stock Purchase Plan. Subsequent to May 31, 1997, options to purchase an additional 46,750 shares were granted and are outstanding at an exercise price of $7.50 per share. See "Management-- Stock Plans" and Note 8 of Notes to Consolidated Financial Statements.

                                    DILUTION

    As of May 31, 1997, the net tangible book value of the Company was $9,585,000, or approximately $2.23 per share of Common Stock. Net tangible book value per share represents the total tangible assets of the Company reduced by its total liabilities and divided by the total number of shares of Common Stock outstanding. After giving effect to the sale of the 2,200,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.00 (after deducting the estimated underwriting discount and offering expenses payable by the Company) and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of May 31, 1997 would have been approximately $29,145,000, or $4.49 per share. This represents an immediate increase in net tangible book value of $2.26 per share to existing shareholders and an immediate dilution of $5.51 per share to the new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share..............             $   10.00
  Net tangible book value per share as of May 31, 1997.......  $    2.23
  Increase in net tangible book value per share attributable
    to new investors.........................................       2.26
                                                               ---------
Pro forma net tangible book value per share after the
  offering...................................................                  4.49
                                                                          ---------
Dilution per share to new investors..........................             $    5.51
                                                                          ---------
                                                                          ---------

    The following table summarizes, on a pro forma basis as of May 31, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the existing shareholders and by the new investors purchasing shares of Common Stock in this offering based upon an assumed initial public offering price of $10.00 per share (before the deduction of the estimated underwriting discount and offering expenses payable by the Company):

                                     SHARES PURCHASED         TOTAL CONSIDERATION        AVERAGE
                                  -----------------------  --------------------------     PRICE
                                    NUMBER      PERCENT       AMOUNT        PERCENT     PER SHARE
                                  ----------  -----------  -------------  -----------  ------------
Existing shareholders(1)........   4,295,522        66.1%  $   8,128,000        27.0%   $     1.89
New investors(1)................   2,200,000        33.9      22,000,000        73.0         10.00
                                  ----------       -----   -------------       -----
    Total.......................   6,495,522       100.0%  $  30,128,000       100.0%
                                  ----------       -----   -------------       -----
                                  ----------       -----   -------------       -----

------------------------

(1) Sales by the Selling Shareholders in this Offering will reduce the number of shares held by existing shareholders to 3,195,522, or 49.2% of the total number of shares of Common Stock outstanding, and will increase the number of shares held by new investors to 3,300,000, or 50.8% of the total number of shares of Common Stock outstanding after the Offering. See "Principal and Selling Shareholders."

    The foregoing tables assume no exercise of stock options after May 31, 1997. As of May 31, 1997, there were outstanding options to purchase an aggregate of 759,350 shares of Common Stock, at a weighted average exercise price of $4.01 per share, under the Company's stock option plans. Subsequent to May 31, 1997, options to purchase an additional 46,750 shares were granted and are outstanding at an exercise price of $7.50 per share. Had these options been exercised as of May 31, 1997, the dilution per share to new investors would have been $5.54. See "Capitalization," "Management--Stock Plans," and Note 8 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The consolidated statements of operations data set forth below with respect to the fiscal years ended May 31, 1995, 1996 and 1997 and the consolidated balance sheets data as of May 31, 1996 and 1997 are derived from, and are qualified by reference to, the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The consolidated statements of operations data with respect to the fiscal years ended May 31, 1993 and 1994 and the consolidated balance sheets data as of May 31, 1993, 1994 and 1995 are derived from audited financial statements not included herein.

                                                                                           YEAR ENDED MAY 31,
                                                                          -----------------------------------------------------
                                                                            1993       1994       1995       1996       1997
                                                                          ---------  ---------  ---------  ---------  ---------
                                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net sales...............................................................  $  24,529  $  23,204  $  23,257  $  33,234  $  42,020
Cost of sales...........................................................     15,527     15,761     16,192     19,942     25,715
                                                                          ---------  ---------  ---------  ---------  ---------
Gross profit............................................................      9,002      7,443      7,065     13,292     16,305
                                                                          ---------  ---------  ---------  ---------  ---------
Operating expenses:
  Selling, general and administrative...................................      7,864      8,077      6,316      7,534      8,878
  Research and development..............................................      3,525      3,825      3,783      4,113      4,536
  Research and development cost reimbursement--DARPA(1).................         --       (261)      (954)      (891)      (793)
                                                                          ---------  ---------  ---------  ---------  ---------
    Total operating expenses............................................     11,389     11,641      9,145     10,756     12,621
                                                                          ---------  ---------  ---------  ---------  ---------
Income (loss) from operations...........................................     (2,387)    (4,198)    (2,080)     2,536      3,684
Interest expense........................................................       (295)      (347)      (341)      (446)      (577)
Other income (expense), net.............................................       (117)        27        255       (559)      (565)
                                                                          ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes and minority interest in subsidiary...     (2,799)    (4,518)    (2,166)     1,531      2,542
Income tax expense (benefit)............................................        185         17         10        130       (773)
Minority interest in subsidiary.........................................        175        285        189         (1)        --
                                                                          ---------  ---------  ---------  ---------  ---------
Net income (loss).......................................................  $  (2,809) $  (4,250) $  (1,987) $   1,400  $   3,315
                                                                          ---------  ---------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------  ---------  ---------
Net income (loss) per share(2)..........................................  $   (0.68) $   (1.02) $   (0.45) $    0.31  $    0.73
                                                                          ---------  ---------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------  ---------  ---------
Shares used in per share calculations(2)................................      4,106      4,162      4,442      4,487      4,536
                                                                          ---------  ---------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------  ---------  ---------

Supplemental net income(3)..............................................                                              $   3,473
                                                                                                                      ---------
                                                                                                                      ---------
Supplemental net income per share(3)....................................                                              $    0.72
                                                                                                                      ---------
                                                                                                                      ---------
Shares used in supplemental per share calculation(3)....................                                                  4,812
                                                                                                                      ---------
                                                                                                                      ---------

                                                                                                      MAY 31,
                                                                               -----------------------------------------------------
                                                                                 1993       1994       1995       1996       1997
                                                                               ---------  ---------  ---------  ---------  ---------
                                                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents....................................................  $   3,931  $   2,430  $     598  $     535  $   1,176
Working capital..............................................................      8,425      5,685      3,564      4,799      7,895
Total assets.................................................................     24,529     20,640     19,890     23,749     24,389
Long-term obligations, less current portion(4)...............................      1,507      1,325      1,004        533        356
Total shareholders' equity...................................................     10,185      7,439      5,544      6,789     10,070

------------------------------

(1) Consists of reimbursements from DARPA for certain research and development expenses incurred by the Company in connection with its joint research project with DARPA. See Note 1 of Notes to Consolidated Financial Statements.

(2) See Note 1 of Notes to Consolidated Financial Statements for a description of the computation of the numbers of shares used in per share calculations and net income (loss) per share. Net income for fiscal 1997 includes $1,055,000 of income tax benefit. Without the income tax benefit, net income per share would have been $0.50 in fiscal 1997.

(3) Supplemental net income, supplemental net income per share and shares used in supplemental per share calculation for fiscal year 1997 were calculated assuming that the indebtedness to be repaid with the net proceeds of this Offering had been repaid at the beginning of fiscal 1997 using the assumed proceeds from the sale of 275,900 shares at an assumed offering price of $10 per share.

(4) Includes long term debt and deferred lease commitments, deferred income taxes, and minority interest in subsidiary.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS. DISCUSSIONS CONTAINING SUCH FORWARD-LOOKING STATEMENTS MAY BE FOUND IN THE MATERIAL SET FORTH BELOW AND UNDER "PROSPECTUS SUMMARY," "RISK FACTORS" AND "BUSINESS," AS WELL AS IN THE PROSPECTUS GENERALLY. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING WITHOUT LIMITATION THE RISK FACTORS SET FORTH IN THE SECTION ENTITLED "RISK FACTORS" AND THE MATTERS SET FORTH IN THE PROSPECTUS GENERALLY.

OVERVIEW

    The Company was founded in 1977 to develop and manufacture burn-in and test equipment for the semiconductor industry. Since its inception, the Company has sold more than 2,000 systems to semiconductor manufacturers, semiconductor contract assemblers and burn-in and test service companies worldwide. The Company's principal products currently are the MTX massively parallel test system, the DiePak carrier, the MAX and ATX burn-in systems and test fixtures.

    Prior to fiscal 1995, the Company primarily sold burn-in systems and related products. The Company experienced significant operating losses in fiscal 1993 through fiscal 1995 due to a decline in net sales of burn-in systems and significant investment in the development of new products. In fiscal 1993, the Company initiated development of the MTX massively parallel test system and the DiePak carrier. The Company began shipping the MTX in March 1995. Revenues and earnings increased in fiscal 1996 and 1997, primarily as a result of increases in sales of MTX systems and associated test fixtures. The Company began shipping DiePak carriers in volume in fiscal 1997. The Company has been profitable in each of the last nine quarters.


    In 1994, the Company entered into a cost-sharing agreement with DARPA, a U.S. government agency, under which DARPA is providing co-funding for the development of wafer-level burn-in and test equipment. The contract provides for potential payments by DARPA totaling up to $6.5 million. The agreement provides that (i) the Company shall retain title to all co-funded inventions, (ii) DARPA will receive a paid-up license to use the inventions for government purposes and
(iii) DARPA can require the Company to license the inventions to third parties on reasonable terms if the Company fails to adequately commercialize the inventions. Payments by DARPA depend on satisfaction of development milestones, and DARPA has the right to terminate project funding at any time. The level of payments may vary significantly from quarter to quarter. There can be no assurance that the Company will meet the development milestones or that DARPA will continue funding the project. DARPA payments are reflected as credits to research and development expenses. If DARPA funding were discontinued and the Company continued the project, the Company's operating results would be adversely affected. There also can be no assurance that the development project will result in any marketable products. The Company has completed certain development milestones and invoiced $2.9 million through May 31, 1997. The remaining funding is subject to milestones scheduled to be completed through January 1999.


    The Company has a wholly-owned subsidiary in Germany which performs sales and service and an 86.7% owned subsidiary in Japan, which performs sales, service, and limited product engineering and manufacturing. The Company's consolidated financial statements combine the subsidiaries' financial results with those of the Company but, in order to account for the minority shareholders' interest in the Japanese subsidiary, the financial statements include a line item which excludes 13.3% of the total profits or losses of the Japanese subsidiary, except for periods in which the subsidiary has cumulative losses in which case no such exclusions are made.

    The Company's net sales consist primarily of sales of systems, die carriers, test fixtures, upgrades and spare parts and revenues from service contracts. The Company recognizes revenue upon shipment of product and records a provision for estimated future warranty costs.

    A substantial portion of the Company's net sales are derived from the sale of products for overseas markets, particularly Germany and Japan. Consequently, an increase in the value of the U.S. Dollar relative to foreign currencies would increase the cost of the Company's products compared to products sold by local companies in such markets. Although most sales to German customers are denominated in dollars, substantially all sales to Japanese customers are denominated in yen. Since the price is determined at the time a purchase order is accepted, the Company is exposed to the risks of fluctuations in the yen-dollar exchange rate during the lengthy period from purchase order to ultimate payment. The exchange rate risk is partially offset to the extent the Company's Japanese subsidiary incurs yen-denominated expenses. To date, the Company has not invested in instruments designed to hedge currency risks, but it may do so in the future. The Company's Japanese subsidiary typically carries debt owed to the Company and denominated in dollars. Since its financial statements are based in yen, the Japanese subsidiary recognizes an income or loss in any period in which the value of the yen rises or falls in relation to the dollar.

    In accordance with SFAS 86, the Company capitalizes its systems software development costs incurred after a system achieves technological feasibility and before first commercial shipment. Such costs typically represent a small portion of total research and development costs. Capitalized costs, net of accumulated amortization, of approximately $323,000, $213,000 and $57,000 were included as of May 31, 1995, 1996 and 1997, respectively.

RESULTS OF OPERATIONS

    The following table sets forth items in the Company's consolidated statements of operations as a percentage of net sales for the periods indicated.

                                                                                    YEARS ENDED MAY 31,
                                                                              -------------------------------
                                                                                1995       1996       1997
                                                                              ---------  ---------  ---------
Net sales...................................................................      100.0%     100.0%     100.0%
Cost of sales...............................................................       69.6       60.0       61.2
                                                                              ---------  ---------  ---------
Gross profit................................................................       30.4       40.0       38.8
                                                                              ---------  ---------  ---------
Operating expenses:
  Sales, general and administrative.........................................       27.1       22.7       21.1
  Research and development..................................................       16.3       12.4       10.8
  Research and development cost
    reimbursement--DARPA....................................................       (4.1)      (2.7)      (1.9)
                                                                              ---------  ---------  ---------
    Total operating expenses................................................       39.3       32.4       30.0
                                                                              ---------  ---------  ---------
Income (loss) from operations...............................................       (8.9)       7.6        8.8
Interest expense............................................................       (1.5)      (1.3)      (1.4)
Other income (expense), net.................................................        1.1       (1.7)      (1.3)
                                                                              ---------  ---------  ---------
Income (loss) before income taxes and minority interest in subsidiary.......       (9.3)       4.6        6.1
Income tax expense (benefit)................................................         --        0.4       (1.8)
Minority interest in subsidiary.............................................        0.8         --         --
                                                                              ---------  ---------  ---------
Net income (loss)...........................................................       (8.5)%       4.2%       7.9%
                                                                              ---------  ---------  ---------
                                                                              ---------  ---------  ---------

FISCAL YEAR ENDED MAY 31, 1997 COMPARED TO FISCAL YEAR ENDED MAY 31, 1996

    NET SALES. Net sales increased to $42.0 million in fiscal 1997 from $33.2 million in fiscal 1996, an increase of 26.4%. The growth in net sales was caused primarily by increased shipments of MTX products, primarily to Siemens, and to a lesser extent by increased shipments of DiePak carriers. These increases were partially offset by a decline in unit sales of burn-in systems, particularly in the Japanese market. Sales of MTX products represented less than 30% of total net sales in fiscal 1996, increasing to approximately 60% of total net sales in fiscal 1997. Sales of DiePak products were insignificant in fiscal 1996 and less than 5% of total net sales in fiscal 1997. Sales of the Company's historical products, which include burn-in systems and related fixtures and equipment, represented approximately 70% of total net sales in fiscal 1996 and less than 40% of total net sales in fiscal 1997. Siemens accounted for 55.7 % and 29.1% of net sales for fiscal 1997 and fiscal 1996, respectively.



    GROSS PROFIT. Gross profit consists of net sales less cost of sales. Cost of sales consists primarily of the cost of materials, assembly and test costs, and overhead from operations. Gross profit increased to $16.3 million in fiscal 1997 from $13.3 million in fiscal 1996, an increase of 22.7%. Gross profit margin decreased to 38.8% in fiscal 1997 from 40.0% in fiscal 1996. The decrease in gross profit margin of 1.2 percentage points resulted primarily from an increase in other miscellaneous costs of goods, such as provision for inventory reserves, representing approximately one-and-one-half times the gross profit margin percentage decrease, and scrap, representing approximately one-half the gross profit margin percentage decrease, partially offset by improvement in production efficiencies due to higher levels of production.



    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative ("SG&A") expenses consist primarily of salaries and related costs of employees, customer support costs, commission expenses to independent sales representatives, product promotion and other professional services. SG&A expenses increased to $8.9 million in fiscal 1997 from $7.5 million in fiscal 1996, an increase of 17.8%. As a percentage of net sales, SG&A expenses decreased to 21.1% for fiscal 1997 from 22.7% for fiscal 1996. Approximately one-half of the increase in SG&A expenses in fiscal 1997 was due to increased commission expenses to independent sales representatives related to higher levels of shipments, and approximately one-fourth of the increase was due to increased employment costs. The decrease in SG&A expenses as a percentage of net sales was primarily due to the increase in net sales. The Company anticipates that SG&A expenses will generally continue to increase throughout fiscal 1998, but may vary as a percentage of net sales.



    RESEARCH AND DEVELOPMENT. Research and development ("R&D") expenses consist primarily of salaries and related costs of employees engaged in ongoing research, design and development activities, costs of engineering materials and supplies, and professional consulting expenses. R&D expenses increased to $4.5 million in fiscal 1997 from $4.1 million in fiscal 1996, an increase of 10.3%. Approximately one-half of the increase in R&D expenses was due to an increase in professional consulting contracts and approximately one-fourth of the increase was due to increased employment costs. As a percentage of net sales, R&D expenses decreased to 10.8% for fiscal 1997 from 12.4% for fiscal 1996, reflecting higher net sales. The Company anticipates that R&D expenses will increase for fiscal 1998 compared to fiscal 1997, while such expenses may fluctuate as a percentage of net sales.


    RESEARCH AND DEVELOPMENT COST REIMBURSEMENT--DARPA. Research and development cost reimbursement--DARPA ("R&D--DARPA") is a credit representing reimbursements by DARPA of costs incurred in the Company's wafer-level burn-in development project. R&D--DARPA credit decreased to $793,000 in fiscal 1997 from $891,000 in fiscal 1996, a decrease of 11.0%. The decrease was due to delays in completion of development milestones.

    INTEREST EXPENSE. Interest expense increased to $577,000 in fiscal 1997 from $446,000 in fiscal 1996, an increase of 29.4%, primarily because of increased borrowings to support the Company's increased volume of shipments.

    OTHER INCOME (EXPENSE), NET. Other expense, net increased to $565,000 in fiscal 1997 from $559,000 in fiscal 1996, an increase of 1.1%.

    INCOME TAX EXPENSE (BENEFIT). Income tax expense consisted primarily of the minimum federal and state taxes in the U.S., as operating loss carryforwards offset other taxable income, and taxes on earnings of the Company's German subsidiary. Income tax benefit was $773,000 in fiscal 1997 compared with income tax expense of $130,000 in fiscal 1996. The Company recognizes deferred tax assets and liabilities for the expected future consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The Company's Japanese subsidiary experienced significant cumulative losses since fiscal 1993, and thus generated certain net operating losses available to offset future taxes payable. As a result of the subsidiary's cumulative operating losses, a valuation allowance has been established for the full amount of the subsidiary's net deferred tax assets. The Company has recorded tax benefits totaling $1.1 million related to recognition of its United States net deferred tax assets. The Company expects that its effective tax rate for fiscal 1998 will more closely approximate the statutory tax rates of the jurisdictions in which the Company operates.

    MINORITY INTEREST IN SUBSIDIARY. Minority interest in subsidiary was a negligible amount in both fiscal 1997 and 1996.

FISCAL YEAR ENDED MAY 31, 1996 COMPARED TO FISCAL YEAR ENDED MAY 31, 1995


    NET SALES. Net sales increased to $33.2 million in fiscal 1996 from $23.3 million in fiscal 1995, an increase of 42.9%. The increase in net sales in fiscal 1996 was primarily due to increased shipments of MTX products, primarily to Siemens. Sales of MTX products represented less than 10% of total net sales in fiscal 1995 and less than 30% of total net sales in fiscal 1996. Sales of the Company's historical products, which include burn-in systems and related fixtures and equipment, represented more than 90% of total net sales in fiscal 1995 and approximately 70% of total net sales in fiscal 1996.


    GROSS PROFIT. Gross profit increased to $13.3 million in fiscal 1996 from $7.1 million in fiscal 1995, an increase of 88.1%. Gross profit margin increased to 40.0% in fiscal 1996 from 30.4% in fiscal 1995. The higher gross profit and higher gross profit margin in fiscal 1996 as compared with fiscal 1995 were due to improved production efficiencies associated with increased net sales.


    SELLING, GENERAL AND ADMINISTRATIVE. SG&A expenses increased to $7.5 million in fiscal 1996 from $6.3 million in fiscal 1995, an increase of 19.3%. As a percentage of net sales, SG&A expenses decreased to 22.7% in fiscal 1996 from 27.1% in fiscal 1995. Approximately one-half of the increase in SG&A expenses in fiscal 1996 compared with fiscal 1995 was due to increased commission expenses related to higher levels of shipments and approximately one-tenth of the increase was due to increased employment costs. The decrease in SG&A expenses as a percentage of net sales in fiscal 1996 compared with fiscal 1995 was primarily due to the increase in net sales.



    RESEARCH AND DEVELOPMENT. R&D expenses increased to $4.1 million in fiscal 1996 from $3.8 million in fiscal 1995, an increase of 8.7%. Approximately one-half of the increase in R&D expenses in fiscal 1996 compared with fiscal 1995 was primarily due to an increase in professional consulting contracts, and approximately one-third of the increase was due to increased employment costs in the United States, partially offset by a decrease in Japan. As a percentage of net sales, R&D expenses decreased to 12.4% in fiscal 1996 from 16.3% in fiscal 1995, reflecting the increase in net sales.


    RESEARCH AND DEVELOPMENT COST REIMBURSEMENT--DARPA. R&D--DARPA decreased to $891,000 in fiscal 1996 from $954,000 in fiscal 1995, a decrease of 6.6%. The decrease in fiscal 1996 from fiscal 1995 was due to delays in completion of development milestones.

    INTEREST EXPENSE. Interest expense increased to $446,000 in fiscal 1996 from $341,000 in fiscal 1995, an increase of 30.8%, primarily because of increased borrowings to support the Company's increased volume of shipments.

    OTHER INCOME (EXPENSE), NET. Other expense, net was $559,000 in fiscal 1996, compared with other income, net of $255,000 in fiscal 1995. This was primarily due to foreign currency losses incurred by the Company's Japanese subsidiary in fiscal 1996 as opposed to foreign currency gains incurred in fiscal 1995.

    INCOME TAX EXPENSE (BENEFIT). Income tax expense increased to $130,000 in fiscal 1996 from $10,000 in fiscal 1995. Income tax expense in fiscal 1996 primarily consisted of foreign taxes, most of which related to the operations of the Company's subsidiary in Germany, and United States federal and state alternative minimum income taxes. Income tax expense in fiscal 1995 primarily consisted of foreign taxes.

    MINORITY INTEREST IN SUBSIDIARY. Minority interest in subsidiary was a loss of $1,000 in fiscal 1996 compared to a gain of $189,000 in fiscal 1995. This was due to profits reported by the Company's majority-owned Japanese subsidiary in fiscal 1996 compared to losses reported in fiscal 1995.

QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth certain unaudited statements of operations data for each of the past eight quarters as well as the percentage of the Company's net sales represented by each item. The unaudited financial statements have been prepared on the same basis as the audited financial statements contained herein and include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of such information when read in conjunction with the Company's financial statements and notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period. Net income for the quarter ended May 31, 1997 includes $1,055,000 of income tax benefit. Without the income tax benefit, net income per share for that quarter would have been $0.19 and the net income as a percentage of sales for that quarter would have been 7.5%.

                                                                           QUARTER ENDED
                                     -----------------------------------------------------------------------------------------
                                      AUG. 31,     NOV. 30,     FEB. 29,      MAY 31,     AUG. 31,     NOV. 30,     FEB. 28,
                                        1995         1995         1996         1996         1996         1996         1997
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales..........................   $   7,601    $   7,783    $   8,683    $   9,167    $   9,071    $  10,486    $  10,745
Cost of sales......................       4,589        4,654        5,355        5,344        5,745        6,494        6,364
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
Gross profit.......................       3,012        3,129        3,328        3,823        3,326        3,992        4,381
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating expenses:
  Selling, general and
    administrative.................       1,886        1,609        1,833        2,206        1,849        2,088        2,222
  Research and development.........       1,054        1,023        1,061          975        1,016        1,174        1,157
  Research and development cost
    reimbursement--DARPA...........        (236)        (219)        (197)        (239)        (176)        (117)          --
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
    Total operating expenses.......       2,704        2,413        2,697        2,942        2,689        3,145        3,379
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income from operations.............         308          716          631          881          637          847        1,002
Interest expense...................        (132)         (96)        (106)        (112)        (152)        (134)        (185)
Other income (expense), net........          (1)        (131)         (48)        (379)           9         (113)        (246)
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income before income taxes and
  minority interest in
  subsidiary.......................         175          489          477          390          494          600          571
Income tax expense (benefit).......          13          107           75          (65)         130          177          (19)
Minority interest in subsidiary....           9            3          (12)          (1)           3           --           --
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income.........................   $     171    $     385    $     390    $     454    $     367    $     423    $     590
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income per share...............   $    0.04    $    0.08    $    0.09    $    0.10    $    0.08    $    0.10    $    0.13
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
Shares used in per share
  calculations.....................       4,488        4,505        4,497        4,459        4,478        4,477        4,578
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------


                                       MAY 31,
                                        1997
                                     -----------

Net sales..........................   $  11,718
Cost of sales......................       7,112
                                     -----------
Gross profit.......................       4,606
                                     -----------
Operating expenses:
  Selling, general and
    administrative.................       2,719
  Research and development.........       1,189
  Research and development cost
    reimbursement--DARPA...........        (500)
                                     -----------
    Total operating expenses.......       3,408
                                     -----------
Income from operations.............       1,198
Interest expense...................        (106)
Other income (expense), net........        (215)
                                     -----------
Income before income taxes and
  minority interest in
  subsidiary.......................         877
Income tax expense (benefit).......      (1,061)
Minority interest in subsidiary....          (3)
                                     -----------
Net income.........................   $   1,935
                                     -----------
                                     -----------
Net income per share...............   $    0.42
                                     -----------
                                     -----------
Shares used in per share
  calculations.....................       4,611
                                     -----------
                                     -----------

                                                                   AS A PERCENTAGE OF NET SALES
                                     -----------------------------------------------------------------------------------------
                                                                           QUARTER ENDED
                                     -----------------------------------------------------------------------------------------
                                      AUG. 31,     NOV. 30,     FEB. 29,      MAY 31,     AUG. 31,     NOV. 30,     FEB. 28,
                                        1995         1995         1996         1996         1996         1996         1997
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net sales..........................       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%
Cost of sales......................        60.4         59.8         61.7         58.3         63.3         61.9         59.2
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
Gross profit.......................        39.6         40.2         38.3         41.7         36.7         38.1         40.8
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating expenses:
  Selling, general and
    administrative.................        24.8         20.7         21.1         24.1         20.4         19.9         20.7
  Research and development.........        13.8         13.1         12.2         10.6         11.2         11.2         10.8
  Research and development cost
    reimbursement--DARPA...........        (3.1)        (2.8)        (2.3)        (2.6)        (1.9)        (1.1)          --
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
    Total operating expenses.......        35.5         31.0         31.0         32.1         29.7         30.0         31.5
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income from operations.............         4.1          9.2          7.3          9.6          7.0          8.1          9.3
Interest expense...................        (1.8)        (1.2)        (1.2)        (1.2)        (1.7)        (1.3)        (1.7)
Other income (expense), net........          --         (1.7)        (0.6)        (4.1)         0.1         (1.1)        (2.3)
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income before income taxes and
  minority interest in
  subsidiary.......................         2.3          6.3          5.5          4.3          5.4          5.7          5.3
Income tax expense (benefit).......         0.2          1.4          0.9         (0.7)         1.4          1.7         (0.2)
Minority interest in subsidiary....         0.1           --         (0.1)          --           --           --           --
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income.........................         2.2%         4.9%         4.5%         5.0%         4.0%         4.0%         5.5%
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------


                                       MAY 31,
                                        1997
                                     -----------
Net sales..........................       100.0%
Cost of sales......................        60.7
                                     -----------
Gross profit.......................        39.3
                                     -----------
Operating expenses:
  Selling, general and
    administrative.................        23.2
  Research and development.........        10.1
  Research and development cost
    reimbursement--DARPA...........        (4.2)
                                     -----------
    Total operating expenses.......        29.1
                                     -----------
Income from operations.............        10.2
Interest expense...................        (0.9)
Other income (expense), net........        (1.8)
                                     -----------
Income before income taxes and
  minority interest in
  subsidiary.......................         7.5
Income tax expense (benefit).......        (9.0)
Minority interest in subsidiary....          --
                                     -----------
Net income.........................        16.5%
                                     -----------
                                     -----------

    The Company has experienced and expects to continue to experience significant fluctuations in its quarterly and annual operating results. The Company's future operating results will depend upon a variety of factors, including the timing of significant orders, the mix of products sold, changes in pricing by the Company, its competitors, customers or suppliers, the length of sales cycles for the Company's products, timing of new product announcements and releases by the Company and its competitors, market acceptance of new products and enhanced versions of the Company's products, capital spending patterns by customers, timing of completion of DARPA development milestones, manufacturing inefficiencies associated with new product introductions by the Company, the Company's ability to produce systems and products in volume and meet customer requirements, product returns and customer acceptance of product shipments, volatility in the Company's targeted markets, political and economic instability, natural disasters, regulatory changes, possible disruptions caused by expanding existing facilities or moving into new facilities, expenses associated with acquisitions and alliances, and various competitive factors, including price-based competition and competition from vendors employing other technologies. The Company's gross margins have varied and will continue to vary based on a variety of factors, including the mix of products sold, sales volume, and the amount of products sold under volume purchase arrangements, which tend to have lower selling prices. Due to the uncertainties enumerated above and other factors, the Company could experience material fluctuations in future operating results on a quarterly or annual basis.


    The Company's net sales have generally trended upward in the last eight fiscal quarters. The sales growth has been due primarily to increases in MTX shipments, partially offset by declines in sales of burn-in systems and sales in Japan. During the Company's last two fiscal years, net sales in the first fiscal quarter, ended August 31, have declined compared with the fourth fiscal quarter, ending May 31, of the preceding fiscal year, primarily due to additional emphasis being placed on shipping products prior to the end of the fiscal year. The Company expects that fluctuations of this type may occur in the future. With the exception of the quarter ended August 31, 1996, gross profit has generally trended upward in the last eight fiscal quarters, although gross profit margin has fluctuated significantly. The lower gross profit in the quarter ended August 31, 1996 was primarily caused by a change in product mix toward the sale of products with somewhat higher material costs and an increase in other costs of sales, such as scrap, packaging costs, inventory reserves, and provision for warranty. The Company's gross profit and gross profit margin have been, and will continue to be, affected by a variety of factors, including the mix and average selling prices of the products sold, and the costs to manufacture, service and support new and enhanced products.

LIQUIDITY AND CAPITAL RESOURCES


    The Company has financed its operations primarily through private sales of equity securities totaling approximately $7.2 million, bank debt and lease financing for capital equipment. As of May 31, 1997, the Company's principal sources of liquidity included cash and short term investments of $2.8 million, two U.S. bank lines of credit totaling $7.0 million collateralized by substantially all of the Company's U.S. assets, of which $2.8 million was outstanding, and various borrowings in Japan which totaled $2.2 million. Most of the borrowings in Japan mature within a year and carry interest rates ranging from 0.5% to 8.0%. The amount outstanding under the U.S. lines of credit, which carry interest rates ranging from prime plus 0.75% to prime plus 1.00% (as of May 31, 1997, the prime rate was 8.50%) and expire December 4, 1997, will be repaid from the net proceeds of this Offering.


    Net cash provided by operations was $3.0 million in fiscal 1997, and was primarily the result of the Company's net income and reductions in accounts receivable, partially offset by an increase in inventory. Net cash used for operations was $754,000 in fiscal 1996, primarily the result of increases in accounts receivable and inventory, partially offset by the Company's net income and increases in accounts payable and accrued expenses. Financing activities used cash of $2.1 million in fiscal 1997. Financing activities provided cash of $1.1 million in fiscal 1996, due primarily to increased borrowing from banks.

    Property and equipment purchases were $647,000 and $581,000 in fiscal 1997 and fiscal 1996, respectively. The Company anticipates that its capital expenditures in fiscal 1998 will be greater than amounts spent in fiscal 1997 and will be directed primarily to support product development, as well as requirements for manufacturing, customer support, and demonstration equipment.

    As of May 31, 1997, the Company had working capital of $7.9 million, compared with $4.8 million as of May 31, 1996. Working capital consists of cash and cash equivalents, accounts receivable, inventory and other current assets, less current liabilities. Accounts receivable decreased to $7.5 million as of May 31, 1997 from $10.6 million as of May 31, 1996 as a result of policies instituted to encourage earlier payment of outstanding balances. Inventory increased to $10.5 million as of May 31, 1997 from $7.9 million as of May 31, 1996. The inventory increase in fiscal 1997 related to increased production to support increasing levels of shipments. The Company expects future inventory levels to fluctuate with anticipated sales levels, and believes that, because of the relatively long manufacturing cycle for its systems, its investment in inventory will continue to represent a significant portion of its working capital. As a result of increases in inventory, the Company may be subject to an increasing risk of inventory obsolescence, which could materially and adversely affect the Company's results of operations.

    From time to time, the Company evaluates potential acquisitions of businesses, products or technologies that complement the Company's business. Any such transactions, if consummated, may use a portion of the Company's working capital or require the issuance of equity. The Company has no present understandings, commitments or agreements with respect to any material acquisitions.

    The Company believes that the proceeds from the sale by the Company of the Common Stock offered hereby, together with existing sources of liquidity and anticipated funds from operations, will satisfy the Company's anticipated working capital and capital equipment requirements through fiscal 1998. See "Use of Proceeds." After fiscal 1998, depending on its rate of growth and profitability, the Company may require additional equity or debt financing to meet its working capital requirements or capital equipment needs. There can be no assurance that additional financing will be available when required, or, if available, that such financing can be obtained on terms satisfactory to the Company.

                                    BUSINESS

GENERAL


    Aehr Test Systems develops, manufactures and sells systems which are designed to reduce the cost of testing DRAMs and other memory devices, and products which are designed to enable IC manufacturers to perform test and burn-in of bare die. Leveraging its expertise as a long-time leading provider of burn-in equipment, with over 2,000 systems installed world-wide, the Company has developed and introduced two innovative product families, the MTX system and the DiePak carrier. The MTX is a massively parallel test system capable of processing thousands of memory devices simultaneously. The MTX system performs not only burn-in but also many of the tests traditionally performed in final test by lower-throughput, higher cost memory testers. Siemens has purchased production quantities of MTX systems from the Company, and other leading manufacturers have purchased units for evaluation. The DiePak carrier is a reusable, temporary package that enables IC manufacturers to perform cost-effective final test and burn-in of bare die. Motorola is using the DiePak carrier in volume production, and other leading manufacturers have purchased DiePak carriers for evaluation. The Company also offers systems that perform reliability screening, or burn-in, of complex logic and memory devices.


INDUSTRY BACKGROUND

  THE INTEGRATED CIRCUIT MARKET

    The semiconductor industry has grown significantly over the last five years due to the continued growth of the personal computer market, the expansion of the telecommunications industry and the emergence of new market areas such as consumer electronics products, wireless communication devices, notebook and handheld computers, and automotive and other applications. Dataquest estimates that integrated circuit manufacturers produced more than 49 billion ICs in 1996, resulting in sales of $121.8 billion, and that unit shipments are likely to increase to more than 83 billion by 2000. While the volume of ICs produced and sold has increased over the past several years, the industry remains intensely competitive. IC manufacturers typically compete on the basis of price, performance and, increasingly for certain applications, size or form factor.

    Severe price competition characterizes many sectors of the IC industry. Average selling prices typically decline substantially as products mature, volumes increase and new competitors enter the market. In 1996, for example, prices for 16 megabit ("Mb") DRAMs fell from approximately $50 to approximately $10 per device. As a result, IC manufacturers face increased pressure to reduce production costs wherever possible.

    Market demand for higher performance has led IC manufacturers to develop denser, more complex ICs, capable of holding more data or performing more functions faster. Since 1989, for example, advanced process technologies have migrated from 0.8 micron to 0.25 micron geometries, and leading edge memory devices have increased in density from 4Mb to 64Mb. The smaller geometries and more complex designs have generally increased the need for sophisticated IC testing and reliability screening, which increases test times and test costs.

    Minimizing the amount of space on a printed circuit board assembly used by one or more ICs (the "form factor") has become increasingly important for many applications, including notebook and handheld computers, portable phones and other portable consumer products. By using IC components with smaller form factors, system manufacturers can build smaller, lighter products or enhance the performance or features of existing products without increasing size. The demand for smaller form factors is driving the adoption of new IC packaging and interconnect technologies, including the use of unpackaged or "bare" die. Bare die may be mounted directly on a printed circuit board or used in multichip modules, such as the module for Intel's Pentium Pro microprocessor, which contain multiple bare die.

  THE IC TEST PROCESS

    Semiconductor manufacturing is a complex, multi-step process and defects or weaknesses that may result in the failure of an IC may be introduced at any process step. Failures may occur immediately or at any time during the operating life of an IC, sometimes after several months of normal use. Semiconductor manufacturers rely on testing and reliability screening to detect failures that occur during the manufacturing process.

    Testing and reliability screening involves multiple steps. The first set of tests is typically performed before the processed semiconductor wafer is cut into individual die, in order to avoid the cost of packaging defective die into their plastic or ceramic packages. After the die are packaged and before they undergo reliability screening, a short test is typically performed in order to detect packaging defects. Most leading-edge microprocessors, microcontrollers and memory ICs then undergo an extensive reliability screening and stress testing procedure known as "burn-in." The burn-in process screens for early failures by operating the IC at elevated voltages and temperatures, usually at 125 DEG.C (257 DEG.F), for periods typically ranging from 12 to 48 hours. Burn-in systems can process thousands of ICs simultaneously. After burn-in, the ICs undergo a final test process using automatic test equipment ("testers"). Testers can test up to 64 ICs simultaneously and perform a variety of tests at multiple temperatures.

    Final test can be time-consuming and costly, particularly for memory ICs. Final testing of the current generation of 16Mb DRAMs often takes five to ten minutes per device. A memory tester with a 64 site automated handler can cost between $2 million and $3 million. A test facility adequate to process the output of a typical leading-edge memory IC production facility may require 30 or more such systems. Prime Research Group, a market research firm, estimates that the market for memory testers exceeded $1.5 billion in 1996. According to Dataquest, final test costs range from $0.38 per 16Mb DRAM to $4.00 per 64Mb DRAM. The continuing price competition motivates IC manufacturers to reduce production costs, including test costs, wherever possible.

  TRENDS IN IC PACKAGING AND THE NEED FOR KNOWN GOOD DIE

    Consumer market demand for smaller and lighter products has spurred the emergence of new IC packaging and interconnect technologies. Die have traditionally been packaged in plastic or ceramic packages which substantially increase the size of the device. A packaged microprocessor is typically four to five times the size of the die, and a packaged memory device is typically twice the size of the die. By using bare die, electronics manufacturers can substantially reduce size and weight in such products as wireless phones, pagers and portable PCs. Eliminating packaging also can improve final product performance because reducing the lengths of the connections between ICs enhances system operating speeds and reduces power consumption. Moreover, since packaging can represent a significant cost, particularly for high pin-count microprocessors, using bare die potentially could save costs associated with packaging ICs. For these reasons, electronics manufacturers are increasingly interested in using bare die as well as "chip scale" packages (bare die partially covered with a thin plastic layer). Electronics manufacturers already have begun placing multiple bare die in multichip modules ("MCMs") and on printed circuit board assemblies using "flip-chip," "wire bond" and other connection technologies.

    Dataquest estimates that bare die could account for 12% of worldwide IC production by 2000. The emergence of a bare die market, however, has been constrained by the absence of a cost-effective approach to burn-in and final test of bare die. Until recently, electronics manufacturers using bare die have been forced to perform burn-in and final test after the die have been mounted on MCMs or printed circuit boards. If defective die are discovered at this stage, the MCMs or printed circuit board assemblies must be discarded or reworked manually, either of which is costly. Using unburned-in die can be prohibitively expensive because even low defect rates in individual bare die are compounded and can result in relatively high defect rates in products that contain multiple bare die. Consequently, IC manufacturers need the ability to supply "known good die" ("KGD") that have passed burn-in and final test prior to shipment and that offer their customers the assurance that they meet the same specifications as packaged ICs.

THE AEHR TEST SOLUTION

    Aehr Test provides innovative systems designed to reduce the cost of testing DRAMs and other memory devices and products designed to enable IC manufacturers to perform test and burn-in of bare die. The Company has recently introduced two new product families, the MTX system and the DiePak carrier.

    Leveraging its expertise as a long-time leading provider of burn-in systems that process thousands of ICs in parallel, Aehr Test has developed and introduced the MTX, a massively parallel test system capable of testing thousands of memory devices simultaneously. The MTX system performs many of the time-consuming tests traditionally performed in final test by lower-throughput, higher-cost memory testers. Using the MTX system, IC manufacturers can optimize the final test process by transferring many time-consuming tests to the MTX system and using memory testers to perform only the high-accuracy, short-duration test functions for which they are most effective. The Company believes IC manufacturers using this "mix and match" strategy can substantially reduce the required number of conventional memory testers and, as a result, substantially reduce capital and operating costs.

    Aehr Test also has developed and introduced the DiePak carrier product line. The DiePak carrier is a reusable, temporary package that enables semiconductor manufacturers to perform cost-effective final test and burn-in of bare die using existing burn-in and test equipment with only minimum modifications. The Company believes that the availability of known good die will help enable bare die to become a practical alternative to packaged die and will accelerate the expansion of the bare die market.

STRATEGY

    Aehr Test's objective is to strengthen its position as a leading provider of high-quality, cost-effective systems and products for testing and reliability screening of both packaged ICs and bare die. The principal elements of the Company's strategy include:

    - REDUCE TEST COSTS FOR MEMORY MANUFACTURERS. The Company seeks to capture an increasing share of the memory test equipment market by marketing the MTX massively parallel test system. The Company believes that high volume manufacturers of memory devices can substantially reduce their test costs by mixing and matching high-throughput MTX systems with lower-throughput, higher-cost testers. Siemens has purchased production quantities of the MTX system, and other leading manufacturers have purchased units for evaluation.

    - PROVIDE ENABLING PRODUCTS FOR THE EMERGING BARE DIE MARKET. The Company seeks to facilitate the expansion of the bare die market by offering solutions to enable cost-effective test and burn-in of bare die. The Company has developed and begun shipping the DiePak carrier, which enables test and burn-in of bare die using the same burn-in and test systems currently used for packaged ICs. Motorola has begun using the DiePak carrier in volume production of known good die and other leading manufacturers have purchased DiePak carriers for qualification. In addition, the Company believes that periodic replacement of DiePak carriers by its customers will generate recurring revenues because new designs require new carriers and DiePak carriers have a limited life.

    - BUILD ON LONG-STANDING CUSTOMER RELATIONSHIPS. The Company has shipped over 2,000 systems since its inception in 1977 and believes it is one of the leading suppliers of burn-in systems. The Company's customers include many of the largest semiconductor manufacturers and contract assemblers worldwide. The Company believes its reputation and customer relationships with leading semiconductor manufacturers have assisted and will continue to assist it in selling new products to its existing as well as new customers.

    - LEVERAGE TECHNOLOGY LEADERSHIP. Aehr Test has nearly 20 years of experience as a leader in the development and marketing of burn-in and parallel test systems and has developed and introduced innovative new products for the industry, including the MTX massively parallel test system and the DiePak carrier. Building upon the expertise gained in the development of those products, the Company has embarked upon a long-term project to develop a system for performing burn-in and test of entire processed wafers, rather than individual die or packaged parts. This wafer-level burn-in and test project is being financed by the Company and by DARPA under a cost-sharing agreement. There is no assurance that the wafer-level burn-in and test project will be successful.

    - CONTINUE TO EXPAND WORLDWIDE PRESENCE. As major semiconductor manufacturers establish multiple locations worldwide, market factors increasingly require semiconductor equipment vendors to provide global support and service to customers in each major region. Aehr Test has sales and service operations in the United States, Germany and Japan and has established a network of distributors and sales representatives in other key parts of the world. The Company believes that this worldwide network of sales and service operations improves its ability to sell to and support the world's major IC manufacturers and contract assemblers. The Company intends to continue to invest in building its international network of distributors, sales representatives and direct sales and service operations.

PRODUCTS

    The Company manufactures and markets massively parallel test systems, die carriers, burn-in systems, test fixtures and related accessories.

    All of the Company's systems are modular, allowing them to be configured with optional features to meet customer requirements. Systems can be configured for use in production applications, where capacity, throughput and price are most important, or for reliability engineering and quality assurance applications, where performance and flexibility, such as extended temperature ranges, are essential.

  MASSIVELY PARALLEL TEST SYSTEM

    The MTX massively parallel test system is designed to reduce the cost of memory test by processing thousands of memory devices simultaneously, including DRAMs, SDRAMs, SRAMs and most application-specific memories. The MTX system can perform a significant number of tests usually performed by memory testers, including pattern sensitivity tests, functional tests, data retention tests and refresh tests. The Company estimates that transferring these tests from memory testers to the MTX system can reduce the time that a memory device must be tested by a memory tester by up to 75%, thereby reducing the required number of memory testers and, as a result, reducing capital and operating costs.

    The MTX system shown below consists of several subsystems: pattern generation and test electronics, control software, network interface, environmental chamber and automation. The MTX system has an algorithmic test pattern generator which allows it to duplicate many of the tests performed by a memory tester. Pin electronics at each performance test board ("PTB") position are designed to provide accurate signals to the memories being tested and detect whether a device is failing the test. An optional enhanced fault collection capability allows the MTX to identify which cells in a memory IC are failing, resulting in information which can be used to sort partially good devices.


        THE MTX SYSTEM


[DIAGRAM OF MTX SYSTEM. Textual descriptions of Refrigeration Unit, Circuit Breaker and Contactor Enclosure, Driver Boards, Pattern Generator Boards, Operator Interface, Local Control Computer, Performance Test Board (PTB), Oven Chamber and Automated PTB Insert/Eject Mechanism.]

    The MTX system software is executed on PCs running a UNIX operating system. The system uses a relational database to store test plans and test results. The simple point-and-click graphical user interface supports multiple users and the multiple simultaneous tasks required to run a network of systems efficiently. The MTX system is also equipped with a widely-used GEM/SECS network interface which allows easy integration with customers' factory automation and information systems.

    Devices being tested are placed on PTBs and loaded into environmental chambers which typically operate at temperatures from 25 DEG.C (77 DEG.F) up to 150 DEG.C (302 DEG.F) (optional chambers can produce temperatures as low as -55 DEG.C (-67 DEG.F)). A single PTB can hold up to 256 16Mb DRAMs, and a production chamber holds 30 PTBs, resulting in up to 7,680 devices being tested in parallel in a single system. For production environments, the systems include an automatic PTB insertion/ejection mechanism and a docking cart for more efficient handling of large quantities of PTBs.

    List prices for production model MTX systems range from $900,000 to $1,100,000 depending on configuration and features.


    Initial MTX system customers have typically performed up to six months or more of correlation testing on the MTX system. Correlation testing involves performing the same tests using both MTX and standard memory testers to determine if they detect the same defects. The Company expects that customer correlation testing requirements will decline as the MTX becomes more established in the marketplace. Because the Company is not able to perform extensive correlation testing on its own, it has performed testing in cooperation with early evaluation customers. Siemens conducted initial tests on the MTX system and subsystems to determine its custom design and purchase requirements and thereafter performed extensive correlation tests. During this process the Company and Siemens identified and addressed various reliability, design and manufacturing issues, including new product features requested by Siemens. The Company believes Siemens was satisfied with the results of this process. After extensive testing, Siemens has purchased and confirmed final acceptance of multiple MTX systems. However, Siemens is still performing extensive correlation testing. Although the Company believes the results have been generally satisfactory, there can be no assurance that Siemens will approve the MTX system for performing substantial memory test functions in volume production. Motorola also has performed correlation tests and reported to the Company that test results from the MTX correlated well with test results from a standard memory tester.


  DIEPAK CARRIERS


    The Company's DiePak product line includes a family of reusable, temporary die carriers and associated sockets which enable the test and burn-in of bare die using the same test and burn-in systems used for packaged ICs. DiePak carriers offer cost-effective solutions for providing known good die for most types of ICs, including memory, microcontroller and microprocessor devices. The DiePak carrier was introduced in fiscal 1995 following a development effort that included the Company, Nitto Denko, which manufactured the interconnect substrate, and Motorola which, as the first customer, assisted in defining requirements and testing the product. In April 1997, Motorola approved the DiePak carrier for use in production test and burn-in of bare die. In addition, the Microelectronics and Computer Technology Corporation's ("MCC") High-Value Electronics Division tested the DiePak carrier and reported that the DiePak carrier is fully capable of enabling test and burn-in to be performed on bare die.

    The DiePak carrier, shown below in a cross-section view, consists of an interconnect substrate, which provides electrical connection between the die pads and the socket contacts, and a mechanical support system. The substrate is customized for each IC product. The DiePak carrier comes in 108, 172 and 320 pin versions to handle ICs ranging from low pin-count memories to high pin-count microprocessors. The DiePak carrier and socket feature a small footprint which reduces test and burn-in cost because more devices may be processed simultaneously on a test fixture. The Company believes that the DiePak carrier's competitive advantages include its small footprint, its one-piece design, which facilitates the automated loading of die into carriers, and its low contact resistance, which enables more accurate, high speed testing.


        THE DIEPAK CARRIER


[DIAGRAM OF DIEPAK CARRIER. Textual descriptions of Hinged Lid, Pressure Plate, Bare Die, Latch, Socket Contacts, Base, Substrate and Alignment Plate.]

    The Company believes that periodic replacement of DiePak carriers by its customers will generate recurring revenues because new IC designs require new carriers and DiePak carriers have a limited life. The Company anticipates that for most applications the DiePak carrier can be reused approximately 100 times for test and burn-in, which would typically occur during the course of one year of normal operation. The list price of DiePak carriers varies from $70 to $300 in production quantities, depending on the number of pins and the volume purchased.

  BURN-IN SYSTEMS

    The Company's current burn-in products consist of the MAX and ATX product families. The Company believes that its burn-in systems provide accurate and reliable burn-in for complex memory and logic ICs. The current list prices for the MAX and ATX systems typically range in purchase price from $150,000 to $500,000 depending on system and configuration.

    The MAX system, which was introduced in fiscal 1993, is designed for dynamic burn-in of memory and low pin-count logic devices. The system is modular in design and has a subsystem structure similar to that of the MTX system. The production version holds 64 burn-in boards ("BIBs"), each of which may hold 350 or more devices, resulting in a system capacity of 22,400 or more devices. The pattern generator is designed to dynamically burn-in memory devices as large as 4 gigabits, which is likely to be sufficient to cover future generations of memory devices. The MAX system's 48-channel pin electronics and ability to run stored test patterns also allow it to be used for application-specific memory devices and many logic devices. The pin electronics are designed to provide precisely-controlled voltages and signals to the devices on the BIBs and to protect them from damage during the burn-in process. The latest generation system, the MAX2, was introduced in July, 1997. The MAX2 features multi-tasking Windows NT-based software which includes lot tracking and reporting software that are needed for production and military applications.

    The ATX system is designed for dynamic and monitored burn-in of high pin-count VLSI devices, including microprocessors, microcontrollers, applications-specific ICs ("ASICs"), and certain memory devices. The ATX system uses much of the same software as the MAX system and contains additional features such as an interface to CAE systems for program development and output monitoring to ensure that the devices receive the specified voltages and signals. Its 256-channel pin electronics configuration allows it to handle complex logic devices, and its ability to burn in different device types in each of the system's 32 BIB positions is useful for quality assurance applications.

  TEST FIXTURES

    The Company manufactures and sells custom designed test fixtures including performance test boards for use with the MTX massively parallel test system and burn-in boards for its burn-in systems. PTBs and BIBs hold the devices undergoing test or burn-in and electrically connect the devices under test to the system electronics. The capacity of each PTB or BIB depends on the type of device being tested or burned-in, ranging from several hundred in memory production to as few as eight for high pin-count complex ASIC devices. PTBs and BIBs are sold both with new Aehr Test systems and for use with the Company's installed base of systems. Due to the advanced test requirements of the MTX system, PTBs are substantially more complex than BIBs. The Company has patented certain features of the PTB and to date has licensed one other company to supply PTBs. See "--Proprietary Rights." The Company primarily sells BIBs in the higher performance segments of the market where the Company believes its knowledge of its systems represents a competitive advantage.

    The demand for PTBs and BIBs depends upon the volume of devices manufactured and the number of new device types. Customers typically need new versions of PTBs and BIBs for each new device type. The list price per board typically ranges from $1,000 to $5,000 depending on quantity, socket type and number of sockets per board. A full set of test fixtures for a system typically ranges in price from approximately $50,000 to $150,000.

CUSTOMERS

    The Company markets and sells its products throughout the world to semiconductor manufacturers, semiconductor contract assemblers, electronics manufacturers and burn-in and test service companies. The following is a representative list of customers who have purchased more than $200,000 in products and services from the Company since the beginning of fiscal 1995:

Asahi Chemical Industry Co.                       Opti Inc.
Carsem Semiconductor Sdn. Bhd.                    Philips Electronics N.V.
El-Mos Elektronik in MOS-technologie GmbH         Promos Technologies, Inc.
Fuji Photo Film Co., Ltd.                         Rood Technology Deutschland GmbH
Fujitsu Ltd.                                      Samsung Group
High-Reliability Components Corporation           Sanyo Electric Co., Ltd.
Hitachi Ltd.                                      SGS Thomson Microelectronics N.V.
Honeywell Inc.                                    Sharp Corporation
Hyundai Electronics Industries Co., Inc.          Siemens AG
International Business Machines Corporation       Sony Corporation
Israeli Test House, Ltd.                          Statsym Sdn. Bhd.
KESM Industries Sdn. Bhd.                         Symbios Logic, Inc.
Lucent Technologies, Inc.                         Texas Instruments Incorporated
Matsushita Electric Industrial Co., Ltd.          Tokyo IC Co. Ltd.
Microchip Technology Incorporated                 Toshiba Corporation
Mitsubishi Corporation                            Yamaha Corporation
Motorola, Inc.                                    Yoshikawa Co. Ltd.
NEC Corporation                                   Zentrum Mikroelektronik Dresden GmbH
Nippon Telegraph and Telephone Company

    Sales to the Company's five largest customers accounted for approximately 45.1%, 55.8% and 69.2% of its net sales in fiscal 1995, 1996 and 1997, respectively. During fiscal 1996 and 1997, Siemens accounted for 29.1% and 55.7% of the Company's net sales, respectively. During fiscal 1995, Sony accounted for 18.2% of the Company's net sales. No other customers represented more than 10% of the Company's net sales for any of such periods. The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of net sales for the foreseeable future. In addition, sales to particular customers may fluctuate significantly from quarter to quarter. The loss of or reduction or delay in orders from a significant customer, or a delay in collecting or failure to collect accounts receivable from a significant customer could adversely affect the Company's business, financial condition and operating results. See "Risk Factors--Customer Concentration."

MARKETING, SALES AND CUSTOMER SUPPORT

    The Company focuses its marketing effort on its existing customer base of large, established semiconductor manufacturers and contract assemblers. The Company has sales and service operations in the United States, Japan and Germany and has established a network of distributors and sales representatives in other key parts of the world. As of June 30, 1997, there were 16 in-house personnel in the United States, Japan and Germany, collectively, and 19 independent sales representative organizations marketing the Company's products.

    The Company's customer service and support program includes system installation, system repair, applications engineering support, spare parts inventories, customer training, and documentation. As of June 30, 1997, the Company had 18 full-time employees providing customer service and support. The customer support organization has both applications engineering and field service personnel located at the corporate headquarters in Mountain View, California and at the Company's subsidiaries in Germany and Japan. The Company's distributors provide applications and field service support in other parts of the world. The Company customarily provides a warranty on its products. The Company offers service contracts on its systems directly and through its subsidiaries, distributors, and representatives.

BACKLOG

    As of May 31, 1997 and 1996, the Company's backlog was $20.9 million and $19.1 million, respectively. The Company's backlog consists of product orders for which confirmed purchase orders have been received and which are scheduled for shipment within 12 months. Most orders are subject to rescheduling or cancellation by the customer with limited penalties. Because of the possibility of customer changes in delivery schedules or cancellations and potential delays in product shipments, the Company's backlog as of a particular date may not be indicative of net sales for any succeeding period.

RESEARCH AND PRODUCT DEVELOPMENT

    The Company historically has devoted a significant portion of its financial resources to research and development programs and expects to continue to allocate significant resources to these efforts. As of June 30, 1997, the Company had 43 full-time employees engaged in research and development. The Company's research and development expenses during fiscal 1995, 1996 and 1997 were approximately $3.8 million, $4.1 million and $4.5 million, respectively.

    The Company conducts ongoing research and development to develop new products and to support and enhance existing product lines. The Company currently is developing capability and performance enhancements to the MTX, MAX and ATX systems for future generation ICs. The Company also is developing DiePak carriers to accommodate additional types of devices.


    Building upon the expertise gained in the development of its existing products, the Company has embarked upon a long-term project to develop a system for performing test and burn-in of entire processed wafers, rather than individual die or packaged parts. This wafer-level burn-in and test project is being financed by the Company and DARPA, under a cost-sharing agreement entered into in 1994. The agreement provides that (i) the Company shall retain title to all co-funded inventions, (ii) DARPA will receive a paid-up license to use the inventions for government purposes and (iii) DARPA can require the Company to license the inventions to third parties on reasonable terms if the Company fails to adequately commercialize the inventions. However, payments by DARPA depend on satisfaction of development milestones, and DARPA has the right to terminate project funding at any time. The level of payments may vary significantly from quarter to quarter. There is no assurance that the Company will meet the development milestones or that DARPA will continue funding the project. If DARPA funding were discontinued and the Company continued the project, the Company's operating results would be adversely affected. DARPA payments are reflected as a credit to research and development expenses. The agreement provides for potential payments by DARPA totaling up to $6.5 million. The Company has completed certain development milestones and invoiced $2.9 million through May 31, 1997. The remaining funding is subject to milestones scheduled to be completed through January 1999.


    The DiePak carrier was introduced in fiscal 1995, following a development effort that included the Company, Nitto Denko Corporation, which manufactures the interconnect substrate, and Motorola which, as the first customer, assisted in defining requirements and testing the product. Enplas Corporation, a Japanese manufacturer of advanced plastic products, cooperated with the Company in developing the DiePak socket. Enplas became a shareholder of the Company in fiscal 1994, and as of June 30, 1997, owned 320,000 shares of Common Stock. See "Principal and Selling Shareholders."

MANUFACTURING

    The Company assembles its products from components and parts manufactured by others, including environmental chambers, power supplies, metal fabrications, printed circuit assemblies, integrated circuits, burn-in sockets and interconnect substrates. Final assembly and test are performed within the Company's facilities. The Company's strategy is to use in-house manufacturing only when necessary to protect a proprietary process or if a significant improvement in quality, cost or lead time can be achieved. The Company's principal manufacturing facility is located in Mountain View, California. The Company's Tokyo, Japan facility provides final assembly and test and product customization.

    The Company relies on subcontractors to manufacture many of the components or subassemblies used in its products. The Company's MTX, MAX and ATX systems contain several components, including environmental chambers, power supplies and certain ICs, which are currently supplied by only one or a limited number of suppliers. The DiePak products include an interconnect substrate which is supplied only by Nitto Denko, and certain mechanical parts and sockets which are currently supplied only by Enplas. The Company's reliance on subcontractors and single source suppliers involves a number of significant risks, including the loss of control over the manufacturing process, the potential absence of adequate capacity and reduced control over delivery schedules, manufacturing yields, quality and costs. In the event that any significant subcontractor or single source supplier were to become unable or unwilling to continue to manufacture subassemblies, components or parts in required volumes, the Company would have to identify and qualify acceptable replacements. The process of qualifying subcontractors and suppliers could be lengthy, and no assurance can be given that any additional sources would be available to the Company on a timely basis. Any delay, interruption or termination of a supplier relationship could have a material adverse effect on the Company's business, financial condition and operating results.

    The Company is also pursuing a strategy of designing PTBs in locations near its customers to more effectively respond to their custom design needs. Currently the Company designs and manufactures PTBs in the United States and Japan and intends to establish a design capability in Germany.

COMPETITION

    The semiconductor equipment industry is intensely competitive. Significant competitive factors in the semiconductor equipment market include price, technical capabilities, quality, flexibility, automation, cost of ownership, reliability, throughput, product availability and customer service. In each of the markets it serves, the Company faces competition from established competitors and potential new entrants, many of which have greater financial, engineering, manufacturing and marketing resources than the Company.

    Because the Company's MTX system performs burn-in and many of the functional tests performed by memory testers, the Company expects that the MTX system will face intense competition from burn-in system suppliers and traditional memory tester suppliers. The market for burn-in systems is highly fragmented, with many domestic and international suppliers. Some users, such as independent test labs, build their own burn-in systems, and some other users, particularly large Japanese IC manufacturers, acquire burn-in systems from captive or affiliated suppliers. Competing suppliers of burn-in systems, which typically cost less than the MTX system, include Ando Corporation, Japan Engineering Company, Reliability Incorporated and Tabai Espec Corp. Some of the burn-in systems offered by competing suppliers perform some test functions. In addition, suppliers of memory test equipment including Advantest Corporation and Teradyne, Inc. may seek to offer parallel test systems in the future.

    The Company's DiePak products face significant competition. Texas Instruments Incorporated sells a temporary, reusable bare die carrier which is intended to enable burn-in and test of bare die, and the Company believes that several other companies have developed or are developing other such products. As the bare die market develops, the Company expects that other competitors will emerge. The Company expects that the primary competitive factors in this market will be performance, reliability, cost and assured supply.

    The Company's MAX dynamic and ATX monitored and dynamic burn-in systems increasingly have faced and are expected to continue to face severe competition, especially from local, low cost manufacturers. Also, the MAX dynamic burn-in system faces severe competition from manufacturers of monitored burn-in systems that perform limited functional tests, including tests designed to ensure the devices receive the specified voltages and signals.

    The Company's test fixture products face numerous competitors. There are limited barriers to entry into the BIB market, and as a result, many small companies design and manufacture BIBs, including BIBs for use with the Company's MAX and ATX systems. The Company's strategy is to provide higher performance BIBs, and the Company generally does not compete to supply lower cost, low performance BIBs. The Company has granted a royalty-bearing license to one company to make PTBs for use with its MTX systems, in order to assure customers of a second source of supply, and the Company may license others as well. Sales of PTBs by licensees would result in royalties to the Company but would potentially reduce the Company's own sales of PTBs.

    The Company expects its competitors to continue to improve the performance of their current products and to introduce new products with improved price and performance characteristics. New product introductions by the Company's competitors or by new market entrants could cause a decline in sales or loss of market acceptance of the Company's products. Increased competitive pressure could also lead to intensified price-based competition, resulting in lower prices which could adversely affect the Company's business, financial condition and operating results. The Company believes that to remain competitive it must invest significant financial resources in new product development and expand its customer service and support worldwide. There can be no assurance that the Company will be able to compete successfully in the future.

PROPRIETARY RIGHTS

    The Company relies primarily on the technical and creative ability of its personnel, its proprietary software, and trade secret and copyright protection, rather than on patents, to maintain its competitive position. The Company's proprietary software is copyrighted and licensed to the Company's customers. The Company currently holds three issued United States patents and has two additional United States patent applications and several foreign patent applications pending. The Company has one United States trademark registration. One issued patent covers the method used to connect the PTBs with the MTX system. One patent relating to the MTX that has been allowed but not yet issued includes claims covering certain details of the electronic implementation used to obtain high performance in the MTX system and also covering certain testing methods.

    The Company's ability to compete successfully is dependent in part upon its ability to protect its proprietary technology and information. Although the Company attempts to protect its proprietary technology through patents, copyrights, trade secrets and other measures, there can be no assurance that these measures will be adequate or that competitors will not be able to develop similar technology independently. Further, there can be no assurance that claims allowed on any patent issued to the Company will be sufficiently broad to protect the Company's technology, that any patent will issue from any pending application or that foreign intellectual property laws will protect the Company's intellectual property. Litigation may be necessary to enforce or determine the validity and scope of the Company's proprietary rights, and there can be no assurance that the Company's intellectual property rights, if challenged, will be upheld as valid. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and operating results, regardless of the outcome of the litigation. In addition, there can be no assurance that any of the patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company.

    There are no pending claims against the Company regarding infringement of any patents or other intellectual property rights of others. However, the Company may receive, in the future, communications from third parties asserting intellectual property claims against the Company. Such claims could include assertions that the Company's products infringe, or may infringe, the proprietary rights of third parties, requests for indemnification against such infringement or suggestions that the Company may be interested in acquiring a license from such third parties. There can be no assurance that any such claim made in the future will not result in litigation, which could involve significant expense to the Company, and, if the Company is required or deems it appropriate to obtain a license relating to one or more products or technologies, there can be no assurance that the Company would be able to do so on commercially reasonable terms, or at all.

EMPLOYEES

    As of June 30, 1997, the Company and its two foreign subsidiaries employed 155 persons full-time, of whom 43 were engaged in research, development, and related engineering, 61 in manufacturing, 34 in marketing, sales, and customer support, and 17 in general administration and finance. 35 persons are employed by the Company's subsidiary in Japan. In addition, the Company from time to time employs a number of part-time employees and contractors, particularly in manufacturing. The Company's success is in part dependent on its ability to attract and retain highly skilled workers, who are in high demand. None of the Company's employees is represented by a union and the Company has never experienced a work stoppage. Management considers its relations with its employees to be good. See "Risk Factors-- Dependence on Key Personnel."

FACILITIES

    The Company's principal administrative and production facilities are located in Mountain View, California, in a 61,364 square foot building. The lease on this building expires in September 1999; the Company has an option to extend the lease of its headquarters building for an additional five year period at rates to be negotiated. The Company also leases a sales office in Irvine, California and a sales and support office in Osaka, Japan. The Company's Japan facility is located in Tokyo in a 15,607 square foot building under a lease which expires in June 1998. The Company leases a sales and support office in Utting, Germany. The Company's and its subsidiaries' annual rental payments currently aggregate approximately $1.4 million. The Company believes that alternate facilities would be available if needed.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company are as follows:

NAME                                                AGE      POSITIONS
----------------------------------------------      ---      ----------------------------------------
Rhea J. Posedel...............................          55   President, Chief Executive Officer and
                                                               Chairman of the Board of Directors

Gary L. Larson................................          47   Vice President of Finance and Chief
                                                               Financial Officer

Michael P. Evon...............................          50   Vice President of Sales

Carl N. Buck..................................          45   Vice President of Research and
                                                               Development Engineering

William D. Barraclough........................          53   Vice President of Test Systems
                                                               Engineering

Richard F. Sette..............................          59   Vice President of Operations

Takahiro Hatakenaka...........................          62   President, Aehr Test Systems Japan

William W. R. Elder (1)(2)....................          58   Director

Mario M. Rosati (1)...........................          51   Director and Secretary

David Torresdal (2)...........................          58   Director

Katsuji Tsutsumi..............................          46   Director

------------------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

    RHEA J. POSEDEL is a founder of the Company and has served as President, Chief Executive Officer and Chairman of the Board of Directors since its inception in 1977. He received a B.S. in Electrical Engineering from the University of California, Berkeley, an M.S. in Electrical Engineering from San Jose State University and an M.B.A. from Golden Gate University.

    GARY L. LARSON joined the Company in April 1991 as Chief Financial Officer and was elected Vice President of Finance in February 1992. From 1986 to 1990, he served as Chief Financial Officer, and from 1988 to 1990 also as President and Chief Operating Officer, of Nanometrics Incorporated, a manufacturer of measurement and inspection equipment for the semiconductor industry. Mr. Larson received a B.S. in Mathematics/Finance from Harvey Mudd College.

    MICHAEL P. EVON joined the Company as Vice President of Sales in March 1995. He was employed at GenRad, Inc., a world market leader in PC board test systems, from 1968 to 1995, during which time he held various positions, including serving as Director of Sales for Asia, Pacific and Latin America, Director of Sales/North America for the Design Automation Division, and Western Regional Sales Manager. Mr. Evon received a B.S. in Electrical Engineering from Tufts University.

    CARL N. BUCK joined the Company as a Product Marketing Manager in 1983 and held various positions until he was elected Vice President of Engineering in November 1992, and Vice President of Research and Development Engineering in November 1996. From 1978 to 1983, Mr. Buck served as Product Marketing Manager at Intel Corporation, an integrated circuit and microprocessor company. Mr. Buck received a B.S.E.E. from Princeton University, an M.S. in Electrical Engineering from the University of Maryland and an M.B.A. from Stanford University.

    WILLIAM D. BARRACLOUGH joined the Company as an Account Manager in February 1989 and held various positions until he was elected Vice President of Test Systems Engineering in August 1996. From 1984 to 1989, Mr. Barraclough served as Vice President of Marketing at Thermonics, Inc., a manufacturer of temperature control equipment for electronics devices. Mr. Barraclough received a B.S.E.E. from the University of Southern California.


    RICHARD F. SETTE rejoined the Company as Vice President of Operations in January 1996, after serving in that same position from 1984 to 1987. He served as Senior Director of Operations of Northrop Grumman Corp., a manufacturer of aircraft and aircraft subsystems, from 1987 to 1993, as Vice President of Operations of Symtek, Inc., which manufactures handling equipment for the semiconductor industry, from 1993 to 1994 and as Director of Engineering at SatCon Technologies Corp., a developer of energy storage systems, from 1994 to 1995. Mr. Sette received a B.S.E.E. and an M.S.E.E. from Northeastern University.


    TAKAHIRO HATAKENAKA is a founder of Aehr Test Systems Japan K.K. the Company's Japanese subsidiary, and has been President and Chairman of its Board of Directors since its inception in October 1981. Mr. Hatakenaka attended Waseda University in Tokyo, Japan, where he majored in Economics.

    WILLIAM W. R. ELDER has been a director of the Company since 1989. Dr. Elder was the Chief Executive Officer of Genus, Inc. ("Genus"), a semiconductor company, from his founding of Genus in 1981 to September 1996. Dr. Elder has been a director of Genus since its inception, and was elected as Chairman of the Board of Genus in September 1996. Dr. Elder holds a B.S.I.E. and an honorary Doctorate Degree from the University of Paisley in Scotland.

    MARIO M. ROSATI has served as Secretary and a director of the Company since 1977. He is a member of the law firm of Wilson Sonsini Goodrich & Rosati, which he joined in 1971. Mr. Rosati is a graduate of Boalt Hall, University of California at Berkeley. Mr. Rosati is a director of C*ATS Software Inc., Genus, Inc., Meridian Data, Inc., Ross Systems, and Sanmina Corporation, as well as several private companies.

    DAVID TORRESDAL has been a director of the Company since 1977. He has been President of Davtron, Inc., a manufacturer of aircraft electronic equipment, since 1970. Mr. Torresdal received an A.A.S. in Engineering from Oregon Technical Institute.

    KATSUJI TSUTSUMI has been a director of the Company since 1994. He has served as a Vice President of Enplas Tech (U.S.A.), Inc., a subsidiary of Enplas Corporation, since October, 1993. From 1989 to 1993, Mr. Tsutsumi served as Overseas Sales Division General Manager for Enplas Corporation in Japan. Mr. Tsutsumi received a degree in Economics from the University of Aoyama Gakuin in Japan.

    All directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified. The Company's executive officers are approved by and serve at the discretion of the Board of Directors. There are no family relationships among the directors or executive officers of the Company.

DIRECTORS' COMPENSATION AND OTHER ARRANGEMENTS

    Directors of the Company do not receive any cash compensation for their services as members of the Board of Directors, although they are reimbursed for certain expenses incurred in attending Board and committee meetings. Directors are eligible to participate in the Company's option plans. In fiscal 1996, the Company granted options to purchase 55,000 shares to William Elder at $4.00 per share, 20,000 shares to Mario Rosati at $4.00 per share, and 20,000 shares to David Torresdal at $4.00 per share. Directors were granted no options in fiscal 1997.

BOARD COMMITTEES

    The Board of Directors has a Compensation Committee and an Audit Committee. The Compensation Committee, which is comprised of William Elder and Mario Rosati, makes recommendations to the Board of Directors regarding executive compensation matters, including decisions relating to salary and bonus and grants of stock options. The Audit Committee, which is comprised of William Elder and David Torresdal, approves the Company's independent auditors, reviews the results and scope of annual audits and other accounting related services, and reviews and evaluates the Company's internal audit and control functions.

EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION INFORMATION

    The following table sets forth all compensation received for services rendered to the Company in all capacities for the fiscal year ended May 31, 1997 by the Company's Chief Executive Officer and for each of the four other most highly compensated executive officers with annual compensation in excess of $100,000 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                                 COMPENSATION
                                                                                 -------------
                                                                                    PAYOUTS
                                                                                 -------------
                                                         ANNUAL COMPENSATION         LTIP
                                                       ------------------------     PAYOUTS          ALL OTHER
NAME AND PRINCIPAL POSITION                            SALARY($)     BONUS($)         ($)         COMPENSATION($)
-----------------------------------------------------  ----------  ------------  -------------  -------------------
Rhea J. Posedel......................................  $  185,040  $  70,500       $   5,388         $   2,497
  President, Chief Executive Officer and Chairman of
    the Board of Directors
Takahiro Hatakenaka (1)..............................  $  177,116  $      --       $      --         $   3,997
  President, Aehr Test Systems Japan
Gary L. Larson.......................................  $  133,449  $  33,700       $   5,258         $   3,313
  Vice President of Finance and Chief Financial
    Officer
William D. Barraclough...............................  $  123,996  $  40,584(2)    $   5,388         $   2,227
  Vice President of Test Systems Engineering
Michael P. Evon......................................  $  113,650  $  35,794       $   4,943         $   2,218
  Vice President of Sales

------------------------

(1) Mr. Hatakenaka's salary was converted to U.S. Dollars at a calculated fiscal 1997 average rate of 114.576 yen to the dollar.

(2) Of this amount, $22,584 was related to MTX project milestones completed prior to Mr. Barraclough's appointment as Vice President of Test Systems Engineering.

  OPTION GRANTS

    None of the Named Executive Officers received grants of options to purchase the Company's Common Stock during fiscal 1997.

  OPTION EXERCISES AND HOLDINGS

    The following table sets forth information concerning stock options held as of May 31, 1997 by the Named Executive Officers. There were no option exercises by any Named Executive Officer during the fiscal year ended May 31, 1997.

         AGGREGATE OPTION EXERCISES IN FISCAL YEAR AND YEAR-END VALUES

                                                                 NUMBER OF SHARES
                                                                    UNDERLYING            VALUES OF UNEXERCISED
                                                               UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS
                                                                AT MAY 31, 1997(1)          AT MAY 31, 1997(2)
                                                            --------------------------  --------------------------
NAME                                                        EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
----------------------------------------------------------  -----------  -------------  -----------  -------------
Rhea J. Posedel...........................................      36,249        33,751     $ 116,955    $   110,045
Takahiro Hatakenaka.......................................       1,583           417     $   5,541    $     1,460
Gary L. Larson............................................      49,915        18,085     $ 181,421    $    64,079
William D. Barraclough....................................      20,832        24,168     $  78,380    $    86,620
Michael P. Evon...........................................      23,333        26,667     $  97,290    $   107,710

------------------------

(1) All options were granted under the Company's 1986 Incentive Stock Plan. Each option becomes exercisable according to a vesting schedule, subject to the applicable Named Executive Officer's continued employment with the Company.

(2) Calculated on the basis of the fair market value of the Common Stock as of May 31, 1997. The fair market value of the Common Stock as of such date was $7.50 per share. Assuming the fair market value of the Common Stock as of May 31, 1997 was the assumed initial public offering price of $10.00 per share, the total aggregate value of the exercisable and unexercisable options would be $402,000 in the case of Mr. Posedel, $12,000 in the case of Mr. Hatakenaka, $415,500 in the case of Mr. Larson, $277,500 in the case of Mr. Barraclough and $330,000 in the case of Mr. Evon.

STOCK PLANS

  1986 INCENTIVE STOCK PLAN

    The Company's 1986 Incentive Stock Plan (the "1986 Plan") provides for the grant of incentive stock options and nonstatutory stock options. As of May 31, 1997, options to purchase an aggregate of 691,350 shares of Common Stock were outstanding under the 1986 Plan. Options granted under the Plan will remain outstanding in accordance with their terms, but the Board of Directors has determined that no further options will be granted under the 1986 Plan.

  1996 STOCK OPTION PLAN

    The Company's 1996 Stock Option Plan (as Amended and Restated) (the "1996 Plan") was approved by the Board of Directors and the shareholders on October 23, 1996. The 1996 Plan provides for the grant to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and for the grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights ("SPRs"). In June 1997 the Board of Directors amended and restated the terms of the 1996 Plan to take effect upon the Company's initial public offering of Common Stock. Unless terminated sooner, the 1996 Plan will terminate automatically in 2006. The Board has the authority to amend, suspend or terminate the 1996 Plan, provided that no such action may affect any share of Common Stock previously issued and sold or any option previously granted under the 1996 Plan.

    As of May 31, 1997, options to purchase an aggregate of 68,000 shares of Common Stock were outstanding under the 1996 Plan, and options to purchase an aggregate of 582,000 shares of Common Stock were available for future issuance.

    The 1996 Plan may be administered by the Board of Directors or a committee of the Board (the "Committee"), which Committee is required to be constituted to comply with Section 16(b) of the Securities Exchange Act of 1934, as amended, and applicable laws. The Committee has the power to determine the terms of the options or SPRs granted, including the exercise price, the number of shares subject to each option or SPR and the exercisability thereof, and the form of consideration payable upon exercise. Options and SPRs granted under the 1996 Plan are not generally transferable by the optionee, and each option and SPR is exercisable during the lifetime of the optionee only by such optionee. In general, options granted under the 1996 Plan must be exercised within thirty days of the end of optionee's status as an employee, director or consultant of the Company or a parent or subsidiary corporation of the Company, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's expiration date. In the case of SPRs, unless the Committee determines otherwise, the Restricted Stock Purchase Agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment or service with the Company or a parent or subsidiary corporation of the Company for any reason (including death or disability). The purchase price for shares repurchased pursuant to the Restricted Stock Purchase Agreement shall be the original price paid by the purchaser. The repurchase option shall lapse at a rate determined by the Committee. The exercise price of all incentive stock options granted under the 1996 Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of nonstatutory stock options and SPRs granted under the Plan is determined by the Committee. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the outstanding capital stock of the Company or a parent or subsidiary corporation of the Company, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other incentive stock options granted under the 1996 Plan may not exceed ten years.

    The 1996 Plan provides that in the event of a merger of the Company with or into another corporation, a sale of substantially all of the Company's assets or a like transaction involving the Company, each option and SPR shall be assumed or an equivalent option or right substituted for by the successor corporation. If the outstanding options and SPRs are not assumed or substituted as described in the preceding sentence, an optionee will fully vest in and have the right to exercise the option or SPR as to all or a portion of the optioned stock, including shares as to which it would not otherwise be exercisable. If the Administrator makes an option or SPR becomes exercisable in full in the event of a merger or sale of assets, the Administrator shall notify the optionee that the option or SPR shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and the option or SPR will terminate upon the expiration of such period.

  1997 EMPLOYEE STOCK PURCHASE PLAN

    The Company's 1997 Employee Stock Purchase Plan (the "1997 Purchase Plan") was adopted by the Board of Directors in June 1997 and by the shareholders in July 1997. A total of 300,000 shares of Common Stock has been reserved for issuance under the 1997 Purchase Plan. The 1997 Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, has consecutive, overlapping, twenty-four month offering periods. Each twenty-four month offering period includes four six month purchase periods. The offering periods generally begin on the first trading day on or after April 1 and October 1 each year, except the first such offering period commences with the effectiveness of the Offering of Common Stock and ends on the last trading day on or before March 31, 1999.

    The 1997 Purchase Plan is administered by the Board of Directors or by a committee appointed by the Board. Employees are eligible to participate if they are customarily employed by the Company or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee (i) who immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of the Company or any subsidiary of the Company, or (ii) whose rights to purchase stock under all employee stock purchase plans of the Company accrues at a rate which exceeds $25,000 worth of stock for each calendar year may not be granted an option to purchase stock under the 1997 Purchase Plan. The 1997 Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions of up to 10% of an employee's compensation (compensation is defined as the participant's base straight time gross earnings and commissions, but excludes payments for overtime, shift premium, incentive compensation, incentive payments, bonuses and other compensation). The price of stock purchased under the 1997 Purchase Plan will be 85% of the lower of the fair market value of the Common Stock on the first day of the offering period or the last day of the purchase period. The maximum number of shares a participant may purchase during a single purchase period is determined by dividing $12,500 by the fair market value of a share of the Company's Common Stock on the first day of the then-current offering period. Employees may end their participation in the offering at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically on termination of employment with the Company.

    Rights granted under the 1997 Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1997 Purchase Plan. The 1997 Purchase Plan provides that, in the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted, the Board of Directors shall shorten the offering period (so that employees' rights to purchase stock under the 1997 Purchase Plan are exercised prior to the merger or sale of assets). The 1997 Purchase Plan will terminate in 2007. The Board of Directors has the authority to amend or terminate the 1997 Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 1997 Purchase Plan.

  EMPLOYEE STOCK BONUS PLAN

    Under Aehr Test Systems Employee Stock Bonus Plan (the "Bonus Plan"), the Company may, but is not required to, make contributions up to a maximum of 15% of the Company's payroll (less amounts contributed to the Company's Savings and Retirement Plan). This contribution is determined annually by the Company and is allocated among all participants in proportion to their eligible compensation for the year. Eligible participants are full-time employees who have completed three consecutive months of service and part time employees who have completed one year of service and have attained an age of 21. The Company can contribute either shares of the Company's stock or cash to the plan. Individuals' account balances vest at a rate of 25% per year commencing upon completion of three years of service. Nonvested balances, which are forfeited, are allocated to the remaining employees in the plan. Each participant's share in the Bonus Plan is credited to the participant's account and held in trust until retirement, death, disability or termination of service. The Bonus Plan is a discretionary defined contribution plan under the Employee Retirement Income Security Act. All employees of Aehr Test Systems are eligible to participate in the Bonus Plan as of the entry date each year. The Company made a Bonus Plan contribution of $200,000 and $50,000 in fiscal 1997 and 1996, respectively, and made no contribution to the Bonus Plan in fiscal 1995.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Company's Compensation Committee currently consists of Mario Rosati and William Elder. No executive officer of the Company serves on the compensation committee of another entity or on any other committee of the board of directors of another entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

LIMITATION ON LIABILITIES AND INDEMNIFICATION

    The Company's Restated Articles of Incorporation limit the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the California Corporations Code. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

    The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law. The Company has also entered into indemnification agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the California Corporations Code. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent or the Company in which indemnification by the Company will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

    On August 1, 1994, the Company entered into a strategic consulting arrangement with William Elder, a director of the Company, whereby the Company granted Mr. Elder a nonstatutory stock option to purchase 40,000 shares in exchange for his consulting services. The agreement terminated on January 31, 1995.

    Katsuji Tsutsumi represents Enplas Corporation on the Board of Directors. Enplas Corporation supplies die carrier components and sockets to the Company for use in the Company's DiePak carrier products. Enplas Corporation purchased 320,000 shares of the Company's Common Stock for a price of $4.50 per share and a total aggregate price of $1,440,000 in April 1994. In connection with the financing, the Company agreed to appoint one nominee of Enplas Corporation to the Company's Board of Directors. That agreement terminates upon completion of this Offering.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of May 31, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by (i) each person known by the Company to own more than 5% of the Company's Common Stock,
(ii) each Named Executive Officer, (iii) each of the Company's directors, (iv) all directors and executive officers as a group, and (v) each Selling Shareholder holding 1% or more of the Common Stock:


                                                                  SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                                                    OWNED PRIOR TO                          OWNED AFTER
                                                                      OFFERING(1)                         OFFERING(1)(2)
                                                                -----------------------    SHARES     -----------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                             NUMBER      PERCENT     TO BE SOLD    NUMBER      PERCENT
--------------------------------------------------------------  ---------  ------------  -----------  ---------  ------------
NAMED EXECUTIVE OFFICERS AND DIRECTORS:
Rhea J. Posedel (3)...........................................    977,208        22.5%            0     977,208        15.0%
Katsuji Tsutsumi (4)..........................................    320,000         7.5%       50,000     270,000         4.2%
David Torresdal (5)...........................................    313,633         7.3%            0     313,633         4.8%
Mario M. Rosati (6)...........................................    211,349         4.9%            0     211,349         3.3%
Takahiro Hatakenaka (7).......................................     75,201         1.8%            0      75,201         1.2%
William W. R. Elder (8).......................................     64,583         1.5%            0      64,583         1.0%
Gary L. Larson (9)............................................     54,208         1.3%            0      54,208       *
Michael P. Evon (10)..........................................     25,417       *                 0      25,417       *
William D. Barraclough (11)...................................     22,916       *                 0      22,916       *
All directors and executive officers as a group (eleven
  persons) (4) (12)...........................................  2,138,614        46.7  %     50,000   2,088,614        30.8  %

OTHER 5% HOLDERS:
Enplas Corporation (13).......................................    320,000         7.5  %     50,000     270,000         4.2  %
Summit Partners (14)..........................................    300,625         7.0  %    261,042      39,583       *
Japan Associated Finance Co., Ltd. (15).......................    285,715         6.7%       39,490     246,225         3.8%
Mayfield III (16).............................................    283,824         6.6%            0     283,824         4.4%

OTHER SELLING SHAREHOLDERS:
Verna L. Brame, Trustee,
  Verna L. Brame Trust u/d/t
  dated May 20, 1983..........................................    161,775         3.8%       87,792      73,983         1.1%
Louis J. Cartalano............................................    102,167         2.4%       89,628      12,539       *
Roger D. Bouyea and Lorraine M. Bouyea,
  his Wife, as Community Property.............................    100,000         2.3  %     32,711      67,289         1.0  %
Diane R. Pagani...............................................    100,000         2.3  %     20,000      80,000         1.2  %
Alice Wilder Hall.............................................     56,840         1.3  %     46,269      10,571       *
Teruo Kunugi..................................................     55,410         1.3  %     22,840      32,570       *
Frank J. George and Evelyn E. George, Trustees of the Frank J.
  George and Evelyn E. George Trust, u/d/t dated August 7,
  1991 .......................................................     55,000         1.3  %     20,000      35,000       *
John Spencer Morse and Annette Ruth Morse,
  Trustees of the John Spencer Morse & Annette Ruth Morse
  Trusts, u/d/t dated December 23, 1982.......................     54,643         1.3  %     49,356       5,287       *
The Central Capital Ltd.......................................     50,000         1.2  %     45,422       4,578       *
Nikko Venture Capital Co., Ltd................................     50,000         1.2  %     45,422       4,578       *
Alan Helgesson................................................     42,500         1.0  %     10,625      31,875       *
Other Selling Shareholders, each holding less than 1% of the
  Common Stock prior to the Offering..........................    510,307        11.7  %    279,402     168,845         2.6  %
All Selling Shareholders as a group...........................  1,658,642        38.1  %  1,100,000     797,114        12.2  %


------------------------

 *  Represents less than one percent.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable, or will become exercisable within 60 days after May 31, 1997, are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have represented to the Company that they have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated, the address of each of the individuals listed in the table is c/o Aehr Test Systems, 1667 Plymouth Street, Mountain View, California 94043.

(2) This column assumes no exercise of the Underwriters' over-allotment option. If, however, the Underwriters' over-allotment is exercised in full, certain shareholders will sell an aggregate of 495,000 shares of Common Stock. Specifically, in such event, in addition to those share amounts set forth in the table above, (i) Rhea J. Posedel will sell 20,000 shares held by Vivian
    M. Owen, Mr. Posedel's wife, and will beneficially own 957,208 shares, which is 14.6% of the Company's outstanding Common Stock, after completion of the Offering; (ii) Enplas Corporation, of which Mr. Tsutsumi, a director of the Company, is a vice president of its wholly-owned subsidiary, Enplas Tech (U.S.A.), Inc., will sell an additional 50,000 shares and will beneficially own 220,000 shares, which is 3.4% of the Company's outstanding Common Stock and of which Mr. Tsutsumi disclaims beneficial ownership, after completion of the Offering; (iii) David Torresdal will sell 25,000 shares held by David and Betty Torresdal, 5,000 held by Barbara Long, Trustee of the Brock Frank Torresdal Trust I U/T/A dated 5/30/83, 5,000 shares held by Barbara Long, Trustee of the Candice Ann Torresdal Trust I U/T/A dated 5/30/83, 5,000 shares held by Barbara Long, Trustee of the Eric Nels Torresdal Trust I U/T/A dated 5/30/83, 5,000 shares held by Barbara Long, Trustee of the Kevin Allen Torresdal Trust I U/T/A dated 5/30/83 and 5,000 shares held by Barbara Long, Trustee of the Kyler David Torresdal Trust I U/T/A dated 5/30/83 and will beneficially own 263,633 shares, which is 4.1% of the Company's outstanding Common Stock, after completion of the Offering; (iv) William D. Barraclough will sell 10,000 shares and will beneficially own 12,916 shares, which is less than one percent of the Company's outstanding Common Stock, after completion of the Offering; (v) Richard P. Sette will sell 4,996 shares and will beneficially own 22,458 shares, which is less than one percent of the Company's outstanding Common Stock, after completion of the Offering; (vi) Summit Partners will sell an additional 24,486 shares held by Summit Ventures, L.P. and an additional 15,097 shares held by SV Eurofund C.V. and will beneficially own no shares after completion of the Offering;
    (vii) Japan Associated Finance Co., Ltd. will sell an additional 3,510 shares held by JAFCO No. 5 Investment Enterprise Partnership and will beneficially own 242,715 shares, which represents 3.7% of the Company's outstanding Common Stock, after completion of the Offering; and (viii) Mayfield III will sell an aggregate of 283,824 shares and will beneficially own no shares after completion of the Offering.

(3) Includes 40,000 shares held by Vivian M. Owen, Mr. Posedel's wife, and 40,208 shares issuable upon the exercise of stock options exercisable within 60 days of May 31, 1997.

(4) Includes 320,000 shares held by Enplas Corporation, a Japanese corporation. Mr. Tsutsumi, a director of the Company, is a vice president of Enplas Tech (U.S.A.), Inc., a California corporation and wholly owned subsidiary of Enplas Corporation. Mr. Tsutsumi disclaims beneficial ownership of the shares held by Enplas Corporation.

(5) Includes 273,800 shares held jointly with Betty Torresdal, 6,800 shares held by Barbara Long, trustee for the benefit of Brock Frank Torresdal, 6,800 shares held by Barbara Long, trustee for the benefit of Candice Ann Torresdal, 6,800 shares held by Barbara Long, trustee for the benefit of Eric Nels Torresdal, 6,800 shares held by Barbara Long, trustee for the benefit of Kyler David Torresdal, 6,800 shares held by Barbara Long, trustee for the benefit of Kevin Allen Torresdal, and 5,833 shares issuable upon the exercise of stock options exercisable within 60 days of May 31, 1997.


(6) Includes 27,000 shares held by Mario Rosati and Douglas Laurice, trustees for the benefit of Mario M. Rosati, 158,516 shares held by Mario M. Rosati, Trustee of the Mario M. Rosati Trust, U/D/T dated 1/9/90, 20,000 shares held by Douglas M. Laurice and Mario M. Rosati TTEE FBO Sally Rosati Banks and 5,833 shares issuable upon the exercise of stock options exercisable within 60 days of May 31, 1997.


(7) Includes 1,750 shares issuable upon the exercise of stock option exercisable within 60 days of May 31, 1997.

(8) Includes 62,083 shares issuable upon the exercise of stock options exercisable within 60 days of May 31, 1997 and 2,500 shares held by William Elder, Trustee of the William W. R. Elder Separate Property Trust, U/D/T dated April 18, 1983.

(9) Consists of shares issuable upon the exercise of stock options exercisable within 60 days of May 31, 1997.

(10) Includes 25,417 shares issuable upon the exercise of stock options exercisable within 60 days of May 31, 1997.

(11) Consists of 22,916 shares issuable upon the exercise of stock options exercisable within 60 days of May 31, 1997.

(12) Includes 4,996 shares held by Richard F. Sette, 1,000 shares held by Carl
    N. Buck, and 286,351 shares issuable upon the exercise of stock options exercisable within 60 days of May 31, 1997.

(13) The address of this beneficial owner is as follows: Enplas Corporation, 2-30-1, Namiki, Kawaguchi City, Saitama, Pref. 332, Japan.

(14) Includes 1,238 shares held by Summit Investors, L.P., 180,457 shares held by Summit Ventures, L.P. and 118,930 shares held by SV Eurofund C.V. All of the shares held by Summit Investors, L.P., 155,971 shares held by Summit Ventures, L.P. and 103,833 shares held by SV Eurofund C.V. are being sold in the Offering. The address of this beneficial owner is as follows: Summit Ventures, L.P., One Boston Place, Boston, MA 02108.

(15) Includes 29,000 shares held by JAFCO G-2(A) Investment Enterprise Partnership, 29,000 shares held by JAFCO G-2(B) Investment Enterprise Partnership, 84,000 shares held by JAFCO G-3 Investment Enterprise Partnership, 43,000 shares held by JAFCO No. 5 Investment Enterprise Partnership, 43,000 shares held by JAFCO No. 6 Investment Enterprise Partnership and 57,715 shares held by Japan Associated Finance Co., Ltd. 39,490 shares held by JAFCO No. 5 Investment Enterprise Partnership are being sold in the Offering. The address of this beneficial owner is as follows: Japan Associated Finance Co., Ltd., Toshiba Bldg., 10th Floor, 1-1-1 Shibaura, Minato-Ku, Tokyo, 105, Japan.

(16) The address of this beneficial owner is as follows: Mayfield III, 2800 Sand Hill Road, Suite 250, Menlo Park, CA 94025.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the closing of the Offering, the authorized capital stock of the Company will consist of 75,000,000 shares of Common Stock, $0.01 par value, and 10,000,000 shares of Preferred Stock, $0.01 par value.

COMMON STOCK

    On May 31, 1997, there were 4,295,522 shares of Common Stock outstanding, held of record by approximately 165 shareholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preference, if any, of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the shares to be sold in the Offering when issued and paid for will be, fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

    Effective upon the closing of the Offering, the Board of Directors will have the authority, without further action by the shareholders, to provide for the issuance of up to 10,000,000 shares of Preferred Stock from time to time in one or more series, to establish the number of shares to be included in each such series, to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions of the shares of each series, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences of each such series, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without shareholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. The issuance of Preferred Stock could also decrease the amount of earnings and assets available for distribution to holders of Common Stock. The Company has no current plans to issue any of the Preferred Stock.

REGISTRATION RIGHTS

    As of the date hereof, the holders of approximately 609,245 shares of Common Stock are entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the registration rights agreements between the Company and each of such holders, if the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other security holders, the holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein; provided, among other conditions, that the underwriters of any offering have the right to limit the number of such shares included in such registration. In addition, certain of the holders benefitting from these rights may require the Company, beginning 120 days after the effective date of the registration statement for the Offering, on not more than one occasion, to file a registration statement under the Securities Act at the Company's expense with respect to such shares, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. Further, holders may require the Company to register, subject to certain conditions and limitations, all or a portion of their shares with registration rights on Form S-3, when the Company qualifies to use such form.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Company's Common Stock is U.S. Stock Transfer, whose telephone number is (818) 502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this Offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after the Offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

    Upon completion of the Offering, based on the outstanding shares of Common Stock at May 31, 1997, the Company will have 6,495,522 shares of Common Stock outstanding, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding and vested options to purchase 403,974 shares of Common Stock. Of the 6,495,522 shares of Common Stock, the 3,300,000 shares of Common Stock offered hereby will be freely transferable without restriction or further registration under the Securities Act. The remaining 3,195,522 shares of Common Stock held by existing shareholders are "restricted shares" as defined in Rule 144 ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, shares will be available for sale in the public market as follows: (i) 202,413 shares will be available for immediate sale in the public market on the date of this Prospectus, and the remaining (ii) 2,993,109 shares will be eligible for sale upon expiration of the lock-up agreements 180 days after the date of this Prospectus.

    Upon completion of the Offering, the holders of 468,494 shares of Common Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by "Affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act) immediately upon the effectiveness of such registration. See "Description of Capital Stock--Registration Rights."

    The Company, its officers and directors, the Selling Shareholders and other current shareholders have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, for a period of 180 days after the date of this Prospectus, except (i) the shares of Common Stock offered hereby, (ii) with the prior written consent of Oppenheimer & Co., Inc. and (iii) in the case of the Company, for the issuance of Common Stock upon the exercise of options, or the grant of options to purchase Common Stock under outstanding stock option plans or the 1997 Purchase Plan.

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 64,956 shares immediately after the Offering) or the average weekly trading volume of the Company's Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the three months preceding a sale, and who owns Restricted Shares that were purchased from the Company (or any Affiliate) at least two years previously, would be entitled to sell such shares under Rules 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

    Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisors prior to the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to written compensatory benefit plans or written contracts relating the compensation of such persons. In addition, the Commission had indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the share acquired upon exercise of such options (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this Prospectus, may be sold by persons other than Affiliates subject only to the manner of sale provisions of Rule 144 and by Affiliates under Rule 144 without compliance with its one-year minimum holding period requirements.

    The Company intends to file a registration statement on Form S-8 under the Securities Act covering the 1,684,950 shares subject to outstanding options or reserved for issuance under the Company's 1986 Plan, the 1996 Plan or the 1997 Purchase Plan. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market, except to the extent that such shares are subject to vesting restrictions with the Company or the contractual restrictions described above. All of the shares issuable upon exercise of outstanding options are subject to 180-day lock-up agreements with the Company and/or representatives of the Underwriters. An aggregate of 531,029 shares will be issuable upon the exercise of the currently outstanding options vested and exercisable 180 days following the date of this Prospectus. Such shares will be freely tradeable in the public market upon exercise, pursuant to such registration statement on Form S-8. See "Management--Stock Plans."

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Shareholders have agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Oppenheimer & Co., Inc. and Needham & Company, Inc. are acting as Representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders the respective number of shares of Common Stock set forth opposite the name of each such Underwriter:

UNDERWRITER                                                                  NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Oppenheimer & Co., Inc.....................................................
Needham & Company, Inc.....................................................
                                                                             -----------------

    Total..................................................................        3,300,000
                                                                             -----------------
                                                                             -----------------

    The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a
concession of $         per share. The Underwriters may allow, and such dealers
may reallow, a concession not in excess of $         per share to certain
brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered pursuant to this Prospectus (other than those covered by the over-allotment option described below) if any are taken.

    The Selling Shareholders have granted the Underwriters an option, exercisable for up to 30 days after the date of this Prospectus, to purchase up to an aggregate of 495,000 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. If the Underwriters exercise such option to purchase any of the additional 495,000 shares of Common Stock, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them represents with respect to the 3,300,000 shares of Common Stock offered pursuant to this Prospectus. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered pursuant to this Prospectus. The Selling Shareholders will be obligated, pursuant to the over-allotment option, to sell shares of Common Stock to the Underwriters to the extent such over-allotment is exercised.

    In connection with the Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the shares of Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Exchange Act pursuant to which such persons may bid for or purchase shares of Common Stock for the purpose of stabilizing the market price for shares of Common Stock. The Underwriters also may create a short position for the account of the Underwriters by selling more shares of Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Shareholders, and in such case may purchase shares of Common Stock in the open market following completion of the Offering to cover all or a portion of the shares of Common Stock or by exercising the Underwriters' over-allotment options referred to above. In addition, Oppenheimer & Co. Inc., on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the other Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to shares of Common Stock that are distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the shares of Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

    The Company and the Selling Shareholders have agreed to indemnify the Representatives of the Underwriters and the several Underwriters against certain liabilities, including, without limitation, liabilities under the Securities Act, and to contribute to certain payments that the Underwriters may be required to make in respect thereof.

    The Representatives of the Underwriters do not intend to confirm sales of shares of Common Stock in the Offering to any account over which any of the Representatives exercise discretionary control.

    The Company and all of its officers, directors and Selling Shareholders have agreed not to offer, sell, contract to sell, pledge or grant any option to purchase or otherwise transfer or dispose of shares of Common Stock of the Company or any security convertible into or exchangeable or exercisable for, or warrants, options or rights to acquire any shares of Common Stock (other than shares issuable upon exercise of outstanding options) for 180 days after the date of this Prospectus without the prior written consent of Oppenheimer & Co., Inc., subject to certain limited exceptions. See "Shares Eligible for Future Sale."

    Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations among the Company, the Selling Shareholders and the Representatives. Among the factors considered in such negotiations will be prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company, the Selling Shareholders and the Representative believe to be comparable to the Company, estimates of the business potential of the Company, the history of and prospects for the industry in which the Company competes, the present state of the Company's development and other factors deemed relevant.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Mario Rosati, a director of the Company, is a member of Wilson Sonsini Goodrich & Rosati and beneficially owned 203,849 shares of Common Stock of the Company as of the date of this Prospectus. See "Principal and Selling Shareholders." As of the date of this Prospectus, an investment partnership of which certain members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, are partners beneficially owned 43,707 shares of the Company's Common Stock. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Gray Cary Ware & Freidenrich, A Professional Corporation, Palo Alto, California.

                                    EXPERTS

    The consolidated balance sheets of Aehr Test Systems as of May 31, 1996 and 1997 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended May 31, 1997 included in this Prospectus and the financial statement schedule for the aforementioned periods included in the registration statement for the Offering have been included in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


    The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed thereto. For further information with respect to the Company, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. A copy of the Registration Statement may be inspected without charge and may be obtained at prescribed rates at the Commission's principal office, Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission. Such reports and other information may also be inspected without charge at a web site maintained by the Commission. The address of such site is "http://www.sec.gov."


    The Company intends to furnish to its shareholders annual reports containing financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                       AEHR TEST SYSTEMS AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Accountants..........................................................................         F-2

Consolidated Balance Sheets................................................................................         F-3

Consolidated Statements of Operations......................................................................         F-4

Consolidated Statements of Shareholders' Equity............................................................         F-5

Consolidated Statements of Cash Flows......................................................................         F-6

Notes to Consolidated Financial Statements.................................................................         F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Aehr Test Systems:

    We have audited the accompanying consolidated balance sheets of Aehr Test Systems and Subsidiaries as of May 31, 1996 and 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aehr Test Systems and Subsidiaries as of May 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1997, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

San Jose, California
June 30, 1997

                       AEHR TEST SYSTEMS AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                     MAY 31,
                                                                                               --------------------
                                                                                                 1996       1997
                                                                                               ---------  ---------
                                                      ASSETS
Current assets:
  Cash and cash equivalents .................................................................  $     535  $   1,176
  Short-term cash deposits ..................................................................      1,946      1,614
  Accounts receivable, net of allowance for doubtful accounts of $241 and $270 at May 31,
    1996 and 1997, respectively .............................................................     10,565      7,515
  Inventories ...............................................................................      7,921     10,498
  Deferred income taxes......................................................................         --        900
  Prepaid expenses and other ................................................................        259        155
                                                                                               ---------  ---------
      Total current assets ..................................................................     21,226     21,858

Property and equipment, net .................................................................      1,382      1,691
Other assets, net ...........................................................................      1,141        685
Deferred income taxes........................................................................         --        155
                                                                                               ---------  ---------
      Total assets ..........................................................................  $  23,749  $  24,389
                                                                                               ---------  ---------
                                                                                               ---------  ---------

                                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Notes payable -- banks ....................................................................  $   6,688  $   4,656
  Current portion of long-term debt .........................................................        500        117
  Accounts payable ..........................................................................      5,590      4,482
  Accrued expenses ..........................................................................      3,474      4,495
  Deferred revenue ..........................................................................        175        213
                                                                                               ---------  ---------
      Total current liabilities .............................................................     16,427     13,963

Long-term debt, net of current portion ......................................................        146        136
Deferred lease commitment ...................................................................        387        220
                                                                                               ---------  ---------
      Total liabilities .....................................................................     16,960     14,319
                                                                                               ---------  ---------
Commitments (Note 7).

Shareholders' equity:
  Preferred stock, $.01 par value:
    Authorized: 10,000 shares;
    Issued and outstanding: none                                                                      --         --
  Common stock, $.01 par value:
    Authorized: 75,000 shares;
    Issued and outstanding: 4,298 shares and 4,296 shares at May 31, 1996 and 1997,
     respectively............................................................................         43         43
  Additional paid-in capital ................................................................      8,094      8,085
  Accumulated deficit .......................................................................     (3,445)      (130)
  Cumulative translation adjustment .........................................................      2,097      2,072
                                                                                               ---------  ---------
      Total shareholders' equity ............................................................      6,789     10,070
                                                                                               ---------  ---------
      Total liabilities and shareholders' equity ............................................  $  23,749  $  24,389
                                                                                               ---------  ---------
                                                                                               ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                       AEHR TEST SYSTEMS AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                         YEAR ENDED MAY 31,
                                                                                   -------------------------------
                                                                                     1995       1996       1997
                                                                                   ---------  ---------  ---------
Net sales .......................................................................  $  23,257  $  33,234  $  42,020
Cost of sales ...................................................................     16,192     19,942     25,715
                                                                                   ---------  ---------  ---------
Gross profit ....................................................................      7,065     13,292     16,305
                                                                                   ---------  ---------  ---------

Operating expenses:
  Selling, general and administrative ...........................................      6,316      7,534      8,878
  Research and development ......................................................      3,783      4,113      4,536
  Research and development cost reimbursement--DARPA ............................       (954)      (891)      (793)
                                                                                   ---------  ---------  ---------
    Total operating expenses ....................................................      9,145     10,756     12,621
                                                                                   ---------  ---------  ---------
    Income (loss) from operations ...............................................     (2,080)     2,536      3,684

Interest expense ................................................................       (341)      (446)      (577)
Other income (expense), net .....................................................        255       (559)      (565)
                                                                                   ---------  ---------  ---------
  Income (loss) before income taxes and minority interest in subsidiary .........     (2,166)     1,531      2,542

Income tax expense (benefit) ....................................................         10        130       (773)
                                                                                   ---------  ---------  ---------
  Income (loss) before minority interest in subsidiary ..........................     (2,176)     1,401      3,315

Minority interest in subsidiary .................................................        189         (1)        --
                                                                                   ---------  ---------  ---------
    Net income (loss) ...........................................................  $  (1,987) $   1,400  $   3,315
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
Net income (loss) per share .....................................................  $   (0.45) $    0.31  $    0.73
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
Shares used in per share calculations ...........................................      4,442      4,487      4,536
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                       AEHR TEST SYSTEMS AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                     COMMON STOCK        ADDITIONAL                 CUMULATIVE
                                               ------------------------    PAID-IN    ACCUMULATED   TRANSLATION
                                                 SHARES       AMOUNT       CAPITAL      DEFICIT     ADJUSTMENT     TOTAL
                                               -----------  -----------  -----------  ------------  -----------  ---------
Balances, May 31, 1994.......................       4,320    $      43    $   8,175    $   (2,858)   $   2,079   $   7,439
  Repurchase of common stock.................         (12)          --          (37)           --           --         (37)
  Net loss...................................          --           --           --        (1,987)          --      (1,987)
  Translation adjustment.....................          --           --           --            --          129         129
                                                    -----          ---   -----------  ------------  -----------  ---------
Balances, May 31, 1995.......................       4,308           43        8,138        (4,845)       2,208       5,544
  Issuance of common stock...................           1           --            3            --           --           3
  Repurchase of common stock.................         (11)          --          (47)           --           --         (47)
  Net income.................................          --           --           --         1,400           --       1,400
  Translation adjustment.....................          --           --           --            --         (111)       (111)
                                                    -----          ---   -----------  ------------  -----------  ---------
Balances, May 31, 1996.......................       4,298           43        8,094        (3,445)       2,097       6,789
  Repurchase of common stock.................          (2)          --           (9)           --           --          (9)
  Net income.................................          --           --           --         3,315           --       3,315
  Translation adjustment.....................          --           --           --            --          (25)        (25)
                                                    -----          ---   -----------  ------------  -----------  ---------
Balances, May 31, 1997.......................       4,296    $      43    $   8,085    $     (130)   $   2,072   $  10,070
                                                    -----          ---   -----------  ------------  -----------  ---------
                                                    -----          ---   -----------  ------------  -----------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                       AEHR TEST SYSTEMS AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                           YEAR ENDED MAY 31,
                                                                                     -------------------------------
                                                                                       1995       1996       1997
                                                                                     ---------  ---------  ---------
Cash flows from operating activities:
  Net income (loss)................................................................  $  (1,987) $   1,400  $   3,315
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
    Minority interest in subsidiary................................................       (189)         1         --
    Provision for doubtful accounts................................................         34         71         34
    Loss on disposition of fixed assets............................................        156         34          9
    Depreciation and amortization..................................................        622        622        633
    Deferred income taxes..........................................................         --         --     (1,055)
    Changes in operating assets and liabilities:
      Accounts receivable..........................................................      1,068     (4,367)     2,608
      Inventories..................................................................        156     (2,631)    (2,854)
      Accounts payable.............................................................        250      2,092       (795)
      Accrued expenses and deferred revenue........................................       (648)     2,043      1,180
      Deferred lease commitment....................................................        (91)      (143)      (167)
      Other current assets.........................................................        (81)       124        118
                                                                                     ---------  ---------  ---------
        Net cash provided by (used in) operating activities........................       (710)      (754)     3,026
                                                                                     ---------  ---------  ---------
Cash flows from investing activities:
    (Increase) decrease in short-term cash deposits................................        (86)        16        188
    Additions to property and equipment............................................       (396)      (581)      (647)
    (Increase) decrease in other assets............................................        (67)       105        246
                                                                                     ---------  ---------  ---------
        Net cash used in investing activities......................................       (549)      (460)      (213)
                                                                                     ---------  ---------  ---------
Cash flows from financing activities:
    Increase (decrease) in notes payable--banks....................................       (475)     1,914     (1,784)
    Borrowings under long-term debt................................................        947        327        141
    Long-term debt and capital lease principal payments............................       (904)    (1,069)      (488)
    Proceeds from issuance of common stock and exercise of stock options...........         --          3         --
    Repurchase of common stock.....................................................        (37)       (47)        (9)
                                                                                     ---------  ---------  ---------
        Net cash provided by (used in) financing activities........................       (469)     1,128     (2,140)
                                                                                     ---------  ---------  ---------
Effect of exchange rates on cash...................................................       (104)        23        (32)
                                                                                     ---------  ---------  ---------
        Net increase (decrease) in cash and cash equivalents.......................     (1,832)       (63)       641

Cash and cash equivalents, beginning of period.....................................      2,430        598        535
                                                                                     ---------  ---------  ---------
Cash and cash equivalents, end of period...........................................  $     598  $     535  $   1,176
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------
Supplemental cash flow information:
    Cash paid during the year for:
      Interest.....................................................................  $     420  $     473  $     522
      Income taxes, net............................................................  $      10  $      30  $     155

  The accompanying notes are an integral part of these consolidated financial statements.

                       AEHR TEST SYSTEMS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS:

    Aehr Test Systems ("Company") was incorporated in California in June 1977 and primarily designs, engineers and manufactures test and burn-in equipment used in the semiconductor industry. The Company's principal products are the MTX massively parallel test system, the DiePak carrier and the MAX and ATX burn-in systems and test fixtures.

CONSOLIDATION:

    The financial statements include the accounts of the Company, its wholly owned foreign sales corporation ("FSC") and both its wholly owned and majority owned foreign subsidiaries. Intercompany accounts and transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS:

    Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using the exchange rate in effect at the balance sheet date. Additionally, their revenues and expenses are translated using exchange rates approximating average rates prevailing during the fiscal year. Translation adjustments that arise from translating their financial statements from their local currencies to U.S. dollars are accumulated and reflected as a separate component of shareholders' equity.

    Transaction gains and losses that arise from exchange rate changes denominated in currencies other than the local currency are included in the statements of operations as incurred.

USE OF ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS AND SHORT-TERM CASH DEPOSITS:

    All highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

    Short-term cash deposits represent interest-bearing time deposits with an original maturity greater than three months.

CONCENTRATION OF CREDIT RISK:

    The Company sells its products primarily to semiconductor manufacturers in North America, the Far East, and Europe. As of May 31, 1997, approximately 15%, 28% and 57% of accounts receivable are from customers located in the United States, Europe and the Far East, respectively. Two customers accounted for 24% and 17% of accounts receivable at May 31, 1996 and one customer accounted for 44% of accounts receivable at May 31, 1997. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company also maintains allowances for potential credit losses

                       AEHR TEST SYSTEMS AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) and such losses have been within management's expectations. The Company uses letter of credit terms for some of its international customers.

    Primarily all of the Company's cash, cash equivalents and short-term cash deposits are deposited with major banks in the United States and Japan. The Company invests its excess cash in money market funds and short-term cash deposits. The money market funds and short-term cash deposits bear the risk associated with each fund. The money market funds have variable interest rates, and the short-term cash deposits have fixed rates. The Company has not experienced any losses on its money market funds or short-term cash deposits.

INVENTORIES:

    Inventories are stated at the lower of standard cost (which approximates cost on a first-in, first-out basis) or market.

PROPERTY AND EQUIPMENT:

    Property and equipment are stated at cost. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the related lease. Furniture, fixtures, machinery and equipment are depreciated on a straight-line basis over their estimated useful lives. The ranges of estimated useful lives for furniture, fixtures, machinery and equipment are as follows:

                                                                2 to 15
Furniture and fixtures........................................  years
                                                                4 to 11
Machinery and equipment.......................................  years

GOODWILL:

    Cost in excess of the fair value of net assets of acquired companies of $882,000 is being amortized on a straight-line basis over 24.5 years and is included in other assets, net of accumulated amortization of $418,000 and $454,000 at May 31, 1996 and 1997, respectively.

REVENUE RECOGNITION:

    Revenue is recognized upon shipment of product and a provision for the estimated future cost of warranty is recorded. Actual warranty costs incurred have not materially differed from those provided.

PRODUCT DEVELOPMENT COSTS AND CAPITALIZED SOFTWARE:

    Costs incurred in the research and development of new products or systems are charged to operations as incurred.

    Costs incurred in the development of software programs for the Company's products are charged to operations as incurred until technological feasibility of the software has been established. Generally, technological feasibility is established when the software module performs its primary functions described in its original specifications, contains features required for it to be usable in a production environment, is completely documented and the related hardware portion of the product is complete. After technological feasibility is established, any additional costs are capitalized. Capitalized costs are amortized over the estimated life of the related software product using the greater of the units of sales or straight-line

                       AEHR TEST SYSTEMS AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) methods over ten years. Capitalized costs, net of accumulated amortization, of approximately $213,000 and $57,000 are included in other assets at May 31, 1996 and 1997, respectively.

    During 1994, the Company entered into a cost-sharing research agreement with the Defense Advanced Research Projects Agency ("DARPA"), a U.S. government agency, under which DARPA will provide co-funding up to a maximum amount of $6.5 million during fiscal 1994 through January 1999 for the development of a new product that will allow for burn-in at the wafer level. Payments from DARPA will be received upon DARPA's approval of the achievement by the Company of milestones as outlined in the contract. The Company recognizes such reimbursements as a reduction to research and development expenses in an amount equal to actual reimbursable project costs incurred. Amounts due from DARPA are $153,000 and $500,000 at May 31, 1996 and 1997, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

    Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, short-term cash deposits, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of notes payable approximates fair value.

CARRYING VALUE OF LONG-TERM ASSETS:

    The Company writes off the carrying value of long-term assets to the extent that projected net operating income is not sufficient to recover the carrying value of these assets over their remaining useful life.

INCOME TAXES:

    Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

STOCK-BASED COMPENSATION:

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," which is effective for the Company's financial statements beginning in fiscal 1997. SFAS No. 123 allows companies to either account for stock-based compensation under the new provisions of SFAS No. 123 or under the provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS No. 123 had been adopted. The Company accounts for its stock based compensation in accordance with the provisions of APB No. 25 and presents disclosures required by SFAS No. 123.

                       AEHR TEST SYSTEMS AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
COMPUTATION OF NET INCOME (LOSS) PER SHARE:

    Net income (loss) per share is computed using the weighted average number of common stock and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options (using the treasury stock method for all periods presented).

    The Company has computed the number of common and dilutive common equivalent shares for all periods presented pursuant to the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 83. SAB No. 83 requires the Company to include in its calculation on net income (loss) per share, all common equivalent shares, whether or not dilutive, issued during the twelve months preceding the filing date of an initial public offering, as if the shares had been outstanding for all periods presented.

RECENT ACCOUNTING PRONOUNCEMENTS:

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share," which specifies the computation, presentation and disclosure requirements for earning per share. SFAS No. 128 supersedes Accounting Principles Board Opinion No. 15 and is effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 requires restatement of all prior-period earnings per share data presented after the effective date. SFAS No. 128 will not have a material impact on the Company's financial position, results of operations or cash flows.

2. INVENTORIES:

    Inventories are comprised of the following (in thousands):

                                                                                 MAY 31,
                                                                           --------------------
                                                                             1996       1997
                                                                           ---------  ---------
Raw materials and subassemblies..........................................  $   3,153  $   4,376
Work in process..........................................................      4,162      5,508
Finished product.........................................................        606        614
                                                                           ---------  ---------
                                                                           $   7,921  $  10,498
                                                                           ---------  ---------
                                                                           ---------  ---------

                       AEHR TEST SYSTEMS AND SUBSIDIARIES

3. PROPERTY AND EQUIPMENT:

    Property and equipment comprise (in thousands):

                                                                                 MAY 31,
                                                                           --------------------
                                                                             1996       1997
                                                                           ---------  ---------
Leasehold improvements...................................................  $     389  $     473
Furniture and fixtures...................................................      3,686      3,617
Machinery and equipment..................................................      3,107      3,174
Test equipment...........................................................      2,267      2,283
                                                                           ---------  ---------
                                                                               9,449      9,547
Less accumulated depreciation and amortization...........................     (8,067)    (7,856)
                                                                           ---------  ---------
                                                                           $   1,382  $   1,691
                                                                           ---------  ---------
                                                                           ---------  ---------

4. NOTES PAYABLE--BANKS:

    At May 31, 1996 and 1997 short-term bank borrowings totaled $6,688,000 and $4,656,000, respectively. Outstanding borrowings at May 31, 1996 and 1997 were comprised of borrowings under a domestic line of credit and of short-term bank loans of the Company's majority owned Japanese subsidiary for $3,415,000 and $1,897,000 at an interest rate of 4.8% and 3.8%, respectively. These borrowings are partially collateralized by certain time deposits and accounts receivable.

    As of May 31, 1997, the Company's revolving bank line of credit provides for maximum borrowings of up to the lesser of $2,000,000 or 80% of eligible accounts receivable. This revolving credit line had a stated interest rate of prime (8.5% at May 31, 1997) plus 1.0%. Under this agreement, which expires in December 1997, the Company's U.S. operation is required to maintain certain financial ratios on a monthly basis including tangible net worth of $6,000,000 and a ratio of debt to tangible net worth of not more than 2.0 to 1. There was no outstanding balance under this line of credit at May 31, 1996 or at May 31, 1997.

    The Company has a second line of credit agreement with a bank which provides for a maximum borrowing of up to the lesser of $1,150,000 or 90% of eligible foreign accounts receivable. The credit line has a stated interest rate of prime (8.5% at May 31, 1997) plus 1.25%. Under this agreement, which expired on August 30, 1996 and has been guaranteed by The California Export Finance Office, the Company's U.S. operation is required to maintain certain financial ratios on a monthly basis including tangible net worth of $3,250,000 and a ratio of debt to tangible net worth of not more than 1.9 to 1. Borrowings outstanding under this line of credit amounted to $1,110,000 at May 31, 1996, and none at May 31, 1997.

    In 1996, the Company entered into a third line of credit agreement with a bank which provides for maximum borrowings of $5,000,000 or 90% of eligible foreign accounts receivable and certain inventories. This revolving credit line has a stated interest rate of prime (8.5% at May 31, 1997) plus .75%. Under this agreement, which expires on December 4, 1997 and has been guaranteed by The Export Import Bank, the Company's U.S. operations are required to maintain certain financial ratios on a monthly basis including tangible net worth of $6,000,000 and a ratio of debt to tangible net worth of not more than 2.0 to 1. Borrowings outstanding under this line of credit amounted to $2,163,000 at May 31, 1996 and $2,759,000 at May 31, 1997.

                       AEHR TEST SYSTEMS AND SUBSIDIARIES

4. NOTES PAYABLE--BANKS: (CONTINUED)
    The Company's majority owned Japanese subsidiary has overdraft facilities with a bank up to a limit of $1,115,000 against which certain time deposits and accounts receivable are pledged as collateral for the facilities.

5. LONG-TERM DEBT:

    Long-term debt comprises (in thousands):

                                                                                     MAY 31,
                                                                               --------------------
                                                                                 1996       1997
                                                                               ---------  ---------
Various notes payable to Japanese banks, denominated in Japanese Yen, bearing interest at 0.5% to 4.9% per annum. These notes are payable in monthly principal installments of $1,000 to $37,000 plus accrued interest, maturing through October 2002 and are collateralized by certain time deposits and
  accounts receivable........................................................  $     646  $     253

Less current portion.........................................................       (500)      (117)
                                                                               ---------  ---------
                                                                               $     146  $     136
                                                                               ---------  ---------
                                                                               ---------  ---------

    The long-term debt agreements contain certain cross-default covenants under which outstanding borrowings would become payable on demand if the Company were to be in default of any other debt agreement and any lender were to accelerate the other debt.

    Principal payments under long-term debt obligations for each of the next five fiscal years as of May 31, 1997 are as follows (in thousands):

1998.................................................................  $     118
1999.................................................................         77
2000.................................................................         34
2001.................................................................         12
2002.................................................................         12
                                                                       ---------
                                                                       $     253
                                                                       ---------
                                                                       ---------

                       AEHR TEST SYSTEMS AND SUBSIDIARIES

6. ACCRUED EXPENSES:

    Accrued expenses comprise (in thousands):


                                                                                   MAY 31,
                                                                             --------------------
                                                                               1996       1997
                                                                             ---------  ---------
Advances from customer.....................................................  $   1,036  $      --
Payroll related............................................................        733        993
Commissions and bonuses....................................................        788      1,882
Warranty...................................................................        119        173
Deferred rent, current.....................................................        141        290
Other......................................................................        657      1,157
                                                                             ---------  ---------
                                                                             $   3,474  $   4,495
                                                                             ---------  ---------
                                                                             ---------  ---------


7. COMMITMENTS:

    The Company leases most of its manufacturing and office space under operating leases. The Company has entered into a noncancelable operating lease agreement for its United States manufacturing and office facilities, which commenced in October 1991 and expires in September 1999. Under the lease agreement, the Company is responsible for payments of utilities, taxes and insurance.

    Minimum annual rentals payable under operating leases in each of the next five fiscal years and thereafter are as follows (in thousands):

1998................................................................  $   1,077
1999................................................................      1,073
2000................................................................        386
2001................................................................         11

    Rent expense for the years ended May 31, 1995, 1996 and 1997 was approximately $1,419,000, $1,425,000 and $1,226,000, respectively.

    The Company has a $67,000 certificate of deposit held by a financial institution representing a security deposit for its United States manufacturing office and facilities lease.

8. CAPITAL STOCK:

PREFERRED STOCK:

    The Board of Directors is authorized to determine the rights of the preferred shareholders.

STOCK OPTIONS:

    The Company has reserved 1,341,350 shares of common stock for issuance to employees and consultants under its two stock option plans. Both plans provide that qualified options be granted at an exercise price equal to the fair market value at the date of grant, as determined by the Board of Directors (85% of fair market value in the case of nonstatutory options and purchase rights and 110% of fair market value in certain circumstances). Options generally expire five years from date of grant. Most options become exercisable in increments over a four-year period from the date of grant. Options to purchase approximately 409,353 shares were exercisable at May 31, 1997.

                       AEHR TEST SYSTEMS AND SUBSIDIARIES

8.  CAPITAL STOCK (CONTINUED)

    Activity under the Company's stock option plans was as follows:

                                                                      OUTSTANDING OPTIONS
                                                            ----------------------------------------
                                                AVAILABLE    NUMBER OF
                                                 SHARES       SHARES     PRICE PER SHARE     TOTAL
                                               -----------  -----------  ----------------  ---------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Balances, May 31, 1994.......................         103          361       $3.00--$6.00  $   1,186
  Options granted............................        (112)         112        $3.25              365
  Options terminated.........................          66          (66)      $3.00--$4.00       (210)
                                                      ---          ---                     ---------
Balances, May 31, 1995.......................          57          407       $3.00--$6.00      1,341
  Options granted............................        (548)         548        $4.00            2,193
  Options exercised..........................          --           (1)       $3.00               (3)
  Options terminated.........................         222         (222)      $3.00--$6.00       (712)
  Additional shares reserved.................         335           --          --                --
  1978 Plan expiration.......................         (27)          --          --                --
  1983 Plan expiration.......................         (37)          --          --                --
                                                      ---          ---                     ---------
Balances, May 31, 1996.......................           2          732       $3.25--$6.00      2,819
  Additional shares reserved.................         650           --          --                --
  Options granted............................         (70)          70       $4.25--$6.00        397
  Options terminated.........................          43          (43)      $3.25--$6.00       (167)
  1986 Plan expiration.......................         (43)          --          --                --
                                                      ---          ---                     ---------
Balances, May 31, 1997.......................         582          759       $3.25--$6.00  $   3,049
                                                      ---          ---                     ---------
                                                      ---          ---                     ---------

    The following information concerning the Company's stock option and employee stock purchase plans is provided in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." The Company accounts for such plans in accordance with APB No. 25 and related Interpretations.

    The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants:

                                                                       YEAR ENDED MAY 31,
                                                                     ----------------------
                                                                        1996        1997
                                                                     ----------  ----------
Risk-free Interest Rates...........................................       6.47%       6.47%
Expected Life......................................................     5 years     5 years
Volatility.........................................................          --          --
Dividend Yield.....................................................          --          --

    The weighted average expected life was calculated based on the exercise behavior. The weighted average fair value of those options granted in 1996 and 1997 was $3.84 and $4.01, respectively.

                       AEHR TEST SYSTEMS AND SUBSIDIARIES

8.  CAPITAL STOCK (CONTINUED)
    The following pro forma income information has been prepared following the provisions of SFAS No. 123:

                                                                            YEAR ENDED MAY 31,
                                                                           --------------------
                                                                             1996       1997
                                                                           ---------  ---------
                                                                               (AMOUNTS IN
                                                                           THOUSANDS EXCEPT PER
                                                                               SHARE DATA)
Net income--as reported..................................................  $   1,400  $   3,315
Net income--pro forma....................................................  $   1,339  $   3,215
Net income per share--as reported........................................  $    0.31  $    0.73
Net income per share--pro forma..........................................  $    0.30  $    0.71

    The above pro forma effects on income may not be representative of the effects on net income for future years as option grants typically vest over several years and additional options are generally granted each year.

    The following table summarizes information with respect to stock options at May 31, 1997:

                              OPTIONS OUTSTANDING
                  -------------------------------------------     OPTIONS EXERCISABLE
                                  WEIGHTED                     --------------------------
                    NUMBER         AVERAGE        WEIGHTED       NUMBER       WEIGHTED
                  OUTSTANDING     REMAINING        AVERAGE     EXERCISABLE     AVERAGE
    RANGE OF      AT MAY 31,     CONTRACTUAL      EXERCISE     AT MAY 31,     EXERCISE
EXERCISE PRICES      1997       LIFE (YEARS)        PRICE         1997          PRICE
----------------  -----------  ---------------  -------------  -----------  -------------
     $3.25           158,150           2.08       $    3.25       126,032     $    3.25
     $4.00           508,200           3.40       $    4.00       259,403     $    4.00
     $4.25            11,500           4.40       $    4.25         1,674     $    4.25
     $4.40            25,000           3.41       $    4.40        19,791     $    4.40
     $6.00            56,500           4.79       $    6.00         2,453     $    6.00
                  -----------                                  -----------
  $3.25--$6.00       759,350           3.25       $    4.01       409,353     $    3.80

9.  EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK BONUS PLAN:

    The Company has a noncontributory, trusteed employee stock bonus plan for full-time employees who have completed three consecutive months of service and for part time employees who have completed one year of service and have attained an age of 21. The Company can contribute either shares of the Company's stock or cash to the plan. The contribution is determined annually by the Company and cannot exceed 15% of the annual aggregate salaries of those employees eligible for participation in the plan. Individuals' account balances vest at a rate of 25% per year commencing upon completion of three years of service. Nonvested balances, which are forfeited, are allocated to the remaining employees in the plan. Contributions made to the plan during fiscal 1995, 1996 and 1997 were none, $50,000 and $200,000, respectively.

                       AEHR TEST SYSTEMS AND SUBSIDIARIES

9.  EMPLOYEE BENEFIT PLANS (CONTINUED)
401(K) PLAN:

    The Company maintains a 401(k) profit-sharing plan for its full-time employees who have completed three consecutive months of service and for part-time employees who have completed one year of service and have attained an age of 21. Each participant in the plan may elect to contribute from 1% to 20% of their annual salary to the plan, subject to certain limitations. The Company, at its discretion, may make an annual contribution to the plan. No contributions were made by the Company to the plan during fiscal 1995, 1996 and 1997.

EMPLOYEE STOCK PURCHASE PLAN:

    The Company's 1997 Employee Stock Purchase Plan was adopted by the Board of Directors in June 1997. A total of 300,000 shares of Common Stock have been reserved for issuance under the plan. The plan has consecutive, overlapping, twenty-four month offering periods. The offering periods generally begin on the first trading day on or after April 1 and October 1 each year, except that the first such offering period commences with the effectiveness of the Company's initial public offering and ends on the last trading day on or before March 31, 1999. Shares are purchased through employee payroll deductions at exercise prices equal to 85% of the lesser of the fair market value of the Company's Common Stock at either the first day of an offering period or the last day of such offering period. If a participant's rights to purchase stock under all employee stock purchase plans of the Company accrue at a rate which exceeds $25,000 worth of stock for a calendar year, such participant may not be granted an option to purchase stock under the 1997 Employee Stock Purchase Plan. To date, no shares have been issued under the plan.

10.  INCOME TAXES:

    Domestic and foreign components of pretax income (loss) are as follows (in thousands):

                                                                       YEAR ENDED MAY 31,
                                                                 -------------------------------
                                                                   1995       1996       1997
                                                                 ---------  ---------  ---------
Domestic.......................................................  $    (725) $   1,283  $   3,672
Foreign........................................................     (1,441)       248     (1,130)
                                                                 ---------  ---------  ---------
                                                                 $  (2,166) $   1,531  $   2,542
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

    The provision (benefit) for income taxes consists of the following (in thousands):


                                                                       YEAR ENDED MAY 31,
                                                                 -------------------------------
                                                                   1995       1996       1997
                                                                 ---------  ---------  ---------
Federal income taxes:
  Current......................................................  $      --  $      40  $     150
  Deferred.....................................................         --         --       (910)
State income taxes:
  Current......................................................         --          5         15
  Deferred.....................................................         --         --       (145)
Foreign income taxes:
  Current......................................................         10         85        117
  Deferred.....................................................         --         --         --
                                                                 ---------  ---------  ---------
                                                                 $      10  $     130  $    (773)
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

                       AEHR TEST SYSTEMS AND SUBSIDIARIES

10.  INCOME TAXES: (CONTINUED)
    The components of the net deferred tax asset (liability) are as follows (in thousands):

                                                                                 MAY 31,
                                                                           --------------------
                                                                             1996       1997
                                                                           ---------  ---------
Noncurrent assets:
  Net operating losses...................................................  $   2,996  $   1,836
  Credit carryforwards...................................................         95         24
  Depreciation and amortization..........................................       (184)        (7)
                                                                           ---------  ---------
                                                                               2,907      1,853
Less valuation allowance.................................................     (2,907)    (1,698)
                                                                           ---------  ---------
                                                                                  --        155
                                                                           ---------  ---------
Current assets:
  Inventory and other revenues...........................................        542      1,295
  Accrued liabilities....................................................      1,497        860
                                                                           ---------  ---------
                                                                               2,039      2,155
Less valuation allowance.................................................     (2,039)    (1,255)
                                                                           ---------  ---------
                                                                                  --        900
                                                                           ---------  ---------
Net deferred tax asset...................................................  $      --  $   1,055
                                                                           ---------  ---------
                                                                           ---------  ---------

    The Company's effective tax rate differs from the U.S. federal statutory tax rate, as follows:

                                                                           YEAR ENDED MAY 31,
                                                                    ---------------------------------
                                                                       1995        1996       1997
                                                                    ----------  ----------  ---------
Maximum statutory (benefit) rate..................................      (34.0)%      34.0%       34.0%
Net operating losses without current year income tax
  benefit carried forward.........................................       34.0          --          --
Net operating loss utilized.......................................         --       (34.0)      (34.0)
Foreign taxes.....................................................        0.5         5.4         4.6
State taxes, net of federal tax effect............................         --         0.3         0.6
Other.............................................................         --         2.8         5.9
Recognition of deferred taxes.....................................         --          --       (41.5)
                                                                        -----       -----   ---------
Effective tax rate................................................        0.5%        8.5 %     (30.4)%
                                                                        -----       -----   ---------
                                                                        -----       -----   ---------

    Foreign net operating loss carryforwards of approximately $3,600,000 are available to reduce future foreign taxable income and expire in 2010 if not utilized. A valuation allowance has been provided for the deferred tax assets of the Japanese subsidiary as management does not believe it is more likely than not the tax assets will be realized, due to the subsidiary's cumulative losses.

                       AEHR TEST SYSTEMS AND SUBSIDIARIES

11.  OTHER INCOME (EXPENSE), NET:

    Other Income (Expense), Net comprises the following:

                                                                             YEAR ENDED MAY 31,
                                                                       -------------------------------
                                                                         1995       1996       1997
                                                                       ---------  ---------  ---------
Foreign exchange gain (loss).........................................  $     258  $    (573) $    (393)
Other, net...........................................................         (3)        14       (172)
                                                                       ---------  ---------  ---------
                                                                       $     255  $    (559) $    (565)
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

12.  SEGMENT INFORMATION:

FOREIGN OPERATIONS:

    The Company develops, manufactures and sells systems to semiconductor manufacturers and operates in one industry segment. The following presents information about the Company's operations in different geographic areas (in thousands):

                                                            UNITED
                                                            STATES      ASIA      EUROPE    ADJUSTMENTS    TOTAL
                                                           ---------  ---------  ---------  -----------  ---------
1995:
  Net sales..............................................  $  12,270  $  12,447  $   1,917   $  (3,377)  $  23,257
  Portion of U.S. net sales from export sales............      4,931         --         --          --       4,931
  Income (loss) from operations..........................     (1,589)    (1,003)       (93)        605      (2,080)
  Identifiable assets....................................     12,368     11,912        612      (5,002)     19,890

1996:
  Net sales..............................................  $  21,486  $  14,204  $   3,497   $  (5,953)  $  33,234
  Portion of U.S. net sales from export sales............     13,150         --         --          --      13,150
  Income (loss) from operations..........................      1,330        707        199         300       2,536
  Identifiable assets....................................     18,515      9,453      1,103      (5,322)     23,749

1997:
  Net sales..............................................  $  35,404  $   8,718  $   3,986   $  (6,088)  $  42,020
  Portion of U.S. net sales from export sales............     27,102         --         --          --      27,102
  Income (loss) from operations..........................      3,972       (668)       (32)        412       3,684
  Identifiable assets....................................     22,983      5,093        910      (4,597)     24,389

    The Company's foreign operations are primarily those of its Japanese subsidiary. Substantially all of their sales are made to unaffiliated Japanese customers. Net sales and income (loss) from operations from outside the United States include the operating results of Aehr Test Systems Japan K.K. and Aehr Test Systems GmbH. Adjustments consist of intercompany eliminations. Identifiable assets are all assets identified with operations in each geographic area.

                       AEHR TEST SYSTEMS AND SUBSIDIARIES

12.  SEGMENT INFORMATION: (CONTINUED)
MAJOR CUSTOMERS:

    One customer accounted for 18% of 1995 net sales, and another customer accounted for 29% of 1996 net sales, and 56% of 1997 net sales.


13.  SUBSEQUENT EVENTS:


    In June 1997, the Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of its Common Stock to the public.

                                   BACK COVER

TITLE:     Leading-Edge Test and Burn-in Technology

[PHOTOGRAPH of MAX Burn-in System]

CAPTION: Aehr Test Systems is a leader in the development and marketing of dynamic burn-in systems, including the MAX and ATX systems, which are designed for use with memory devices and microprocessors.

[PHOTOGRAPH of prototype wafer test fixture]

CAPTION:   Leveraging expertise gained in the development of the MTX Massively
           Parallel Test System and the DiePak carrier, Aehr Test Systems is working on a long-term research project co-funded by DARPA to develop a system to test and burn-in semiconductor wafers.

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK REFERRED TO BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION TO SUCH PERSON IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER OR SOLICITATION MAY NOT BE LAWFULLY MADE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS


                                                   PAGE
                                                   -----
Prospectus Summary............................           3
Risk Factors..................................           6
The Company...................................          18
Use of Proceeds...............................          18
Dividend Policy...............................          18
Capitalization................................          19
Dilution......................................          20
Selected Consolidated Financial Data..........          21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..................................          22
Business......................................          30
Management....................................          43
Certain Transactions..........................          50
Principal and Selling Shareholders............          51
Description of Capital Stock..................          54
Shares Eligible for Future Sale...............          56
Underwriting..................................          58
Legal Matters.................................          59
Experts.......................................          59
Additional Information........................          60
Index to Consolidated Financial Statements....         F-1


                              -------------------

    UNTIL                , 1997 (25 DAYS AFTER THE
DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                3,300,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                               -----------------

                              P R O S P E C T U S

                               -----------------

                            OPPENHEIMER & CO., INC.
                            NEEDHAM & COMPANY, INC.

                                            , 1997

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts, payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.

                                                                                     AMOUNT TO
                                                                                      BE PAID
                                                                                    -----------
SEC registration fee..............................................................   $  12,650
NASD filing fee...................................................................       4,675
Nasdaq National Market listing fee................................................      33,739
Director and officer liability insurance..........................................     250,000
Printing and engraving expenses...................................................     125,000
Legal fees and expenses...........................................................     300,000
Accounting fees and expenses......................................................     140,000
Blue Sky fees and expenses........................................................      15,000
Transfer agent and registrar fees.................................................      10,000
Miscellaneous expenses............................................................       8,936
                                                                                    -----------
    Total.........................................................................   $ 900,000
                                                                                    -----------
                                                                                    -----------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 317 of the California Corporations Code allows for indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article IV of the Registrant's Restated Articles of Incorporation (Exhibit 3.1 hereto) and Article VI of the Registrant's Bylaws (Exhibit 3.2 hereto) provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the California Corporations Code. The Registrant has also entered into agreements with its directors and executive officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and executive officers to the fullest extent not prohibited by law.

    The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the Underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

    See also the undertakings set out in response to Item 17 herein.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    Since May 31, 1994, Registrant has sold and issued the following securities which were not registered under the Act:

        (a) Since May 31, 1994, Registrant has granted stock options to employees and directors under its 1986 Incentive Stock Plan and 1996 Stock Option Plan covering an aggregate of 730,000 shares of Registrant's Common Stock, at exercise prices ranging from $3.00 to $6.00 per share.

        (b) Since May 1994, the Registrant issued and sold 1,000 shares of Common Stock to employees at $3.00 per share upon exercise of stock options pursuant to the Registrant's 1983 Incentive Stock Plan.

        (c) Since May 1994, the Registrant issued 1,958 shares of Common Stock to terminated employees at $4.00 per share representing their vested interest in the Employee Stock Bonus Plan.

    The sales and issuances of securities in the transactions described above were deemed to be exempt from registration under the Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

    In all such transactions which relied upon the exemption set forth in
Section 4(2) of the Act, the recipients of securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions.

ITEM 16.  EXHIBITS AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULES.

    (A) EXHIBITS

EXHIBIT
NUMBER                                DESCRIPTION
------ --------------------------------------------------------------------------
  1.1* Form of Underwriting Agreement.

  3.1+ Restated Articles of Incorporation of Registrant.

  3.2+ Bylaws of Registrant.

  4.1++ Form of Common Stock certificate.

  5.1++ Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

 10.1+ Amended 1986 Incentive Stock Plan and form of agreement thereunder.

 10.2++ 1996 Stock Option Plan (as amended and restated) and forms of Incentive
         Stock Option Agreement and Nonstatutory Stock Option Agreement thereunder.

 10.3++ 1997 Employee Stock Purchase Plan and form of subscription agreement thereunder.

 10.4++ Form of Indemnification Agreement entered into between Registrant and its directors and executive officers.

 10.5+ Capital Stock Purchase Agreement dated September 11, 1979 between
         Registrant and certain holders of Common Stock.

 10.6+ Capital Stock Investment Agreement dated April 12, 1984 between Registrant and certain holders of Common Stock.

 10.7+ Amendment dated September 17, 1985 to Capital Stock Purchase Agreement dated April 12, 1984 between Registrant and certain holders of Common
         Stock.

 10.8+ Amendment dated February 26, 1990 to Capital Stock Purchase Agreement dated April 12, 1984 between Registrant and certain holders of Common
         Stock.

 10.9+ Stock Purchase Agreement dated September 18, 1985 between Registrant and certain holders of Common Stock.

 10.10+ Common Stock Purchase Agreement dated February 26, 1990 between Registrant and certain holders of Common Stock.

 10.11+ Lease dated May 14, 1991 for facilities located at 1667 Plymouth Street,
         Mountain View, California.

 11.1++ Computations of Net Income (Loss) Per Share.

 21.1+ Subsidiaries of the Company.

 23.1++++ Consent of Independent Accountants.

 23.2++ Consent of Counsel (included in Exhibit 5.1).

 24.1+ Power of Attorney (see page II-4).

 27.1++ Financial Data Schedule.


------------------------

*   To be filed by amendment.

+ Filed with the Company's Registration Statement on Form S-1 filed June 11, 1997 (File No. 333-28987).


++   Filed with Amendment No. 1 to the Company's Registration Statement on Form
    S-1 filed July 17, 1997.



++++  Filed herewith.


    (B) CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

        SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements of the Registrant or notes thereto.

ITEM 17.  UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing, as specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the Underwriters to permit prompt delivery to each Purchaser.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on this 8th day of August, 1997.


                                AEHR TEST SYSTEMS

                                By:             /s/ RHEA J. POSEDEL
                                     -----------------------------------------
                                                  Rhea J. Posedel
                                       PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                                      CHAIRMAN
                                             OF THE BOARD OF DIRECTORS

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
     /s/ RHEA J. POSEDEL        President, Chief Executive     August 8, 1997
------------------------------  Officer and Chairman of the
       Rhea J. Posedel          Board of Directors
                                (Principal Executive
                                Officer)

      /s/ GARY L. LARSON        Vice President of Finance      August 8, 1997
------------------------------  and Chief Financial Officer
        Gary L. Larson          (Principal Financial and
                                Accounting Officer)

   /s/ WILLIAM W. R. ELDER*     Director                       August 8, 1997
------------------------------
     William W. R. Elder

     /s/ MARIO M. ROSATI*       Director                       August 8, 1997
------------------------------
       Mario M. Rosati

     /s/ DAVID TORRESDAL*       Director                       August 8, 1997
------------------------------
       David Torresdal

    /s/ KATSUJI TSUTSUMI*       Director                       August 8, 1997
------------------------------
       Katsuji Tsutsumi



*By:     /s/ RHEA J. POSEDEL
      -------------------------
           Rhea J. Posedel
          ATTORNEY-IN-FACT

                       REPORT OF INDEPENDENT ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULE

    In connection with our audits of the consolidated financial statements of Aehr Test Systems as of May 31, 1996 and 1997, and for each of the three years in the period ended May 31, 1997, which financial statements are included in the Registration Statement, we have also audited the financial statement schedule listed in Item 16(b) herein.

    In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                          COOPERS & LYBRAND L.L.P.

San Jose, California
June 30, 1997

                                                                     SCHEDULE II

                       AEHR TEST SYSTEMS AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                                 (IN THOUSANDS)

                                                                  BALANCE AT       CHARGED TO                     BALANCE AT
                                                                 BEGINNING OF       COSTS AND                     END OF THE
DESCRIPTION                                                       THE PERIOD        EXPENSES       DEDUCTIONS       PERIOD
--------------------------------------------------------------  ---------------  ---------------  -------------  -------------
Balance for the year ended May 31, 1995:
  Allowance for doubtful accounts receivable..................     $     136        $      34              --      $     170

Balance for the year ended May 31, 1996:
  Allowance for doubtful accounts receivable..................     $     170        $      71              --      $     241

Balance for the year ended May 31, 1997:
  Allowance for doubtful accounts receivable..................     $     241        $      29              --      $     270

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                DESCRIPTION
------ --------------------------------------------------------------------------
  1.1* Form of Underwriting Agreement.

  3.1+ Restated Articles of Incorporation of Registrant.

  3.2+ Bylaws of Registrant.

  4.1++ Form of Common Stock certificate.

  5.1++ Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

 10.1+ Amended 1986 Incentive Stock Plan and form of agreement thereunder.

 10.2++ 1996 Stock Option Plan (as amended and restated) and forms of Incentive
         Stock Option Agreement and Nonstatutory Stock Option Agreement thereunder.

 10.3++ 1997 Employee Stock Purchase Plan and form of subscription agreement thereunder.

 10.4++ Form of Indemnification Agreement entered into between Registrant and its directors and executive officers.

 10.5+ Capital Stock Purchase Agreement dated September 11, 1979 between
         Registrant and certain holders of Common Stock.

 10.6+ Capital Stock Investment Agreement dated April 12, 1984 between Registrant and certain holders of Common Stock.

 10.7+ Amendment dated September 17, 1985 to Capital Stock Purchase Agreement dated April 12, 1984 between Registrant and certain holders of Common
         Stock.

 10.8+ Amendment dated February 26, 1990 to Capital Stock Purchase Agreement dated April 12, 1984 between Registrant and certain holders of Common
         Stock.

 10.9+ Stock Purchase Agreement dated September 18, 1985 between Registrant and certain holders of Common Stock.

 10.10+ Common Stock Purchase Agreement dated February 26, 1990 between Registrant and certain holders of Common Stock.

 10.11+ Lease dated May 14, 1991 for facilities located at 1667 Plymouth Street,
         Mountain View, California.

 11.1++ Computations of Net Income (Loss) Per Share.

 21.1+ Subsidiaries of the Company.

 23.1++++ Consent of Independent Accountants.

 23.2++ Consent of Counsel (included in Exhibit 5.1).

 24.1+ Power of Attorney (see page II-4).

 27.1++ Financial Data Schedule.


------------------------

*   To be filed by amendment.

+ Filed with the Company's Registration Statement on Form S-1 filed June 11, 1997 (File No. 333-28987).


++   Filed with Amendment No. 1 to the Company's Registration Statement on Form
    S-1 filed July 17, 1997 (File No. 333-28987)



++++  Filed herewith.